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                                                                    EXHIBIT 99.1

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                                 UNITED STATES
                   OFFICE OF THE COMPTROLLER OF THE CURRENCY
                            Washington, D.C.  20006


                                   FORM 10-K

        [X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                      OR

        [ ]       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              CHARTER NUMBER 17954


                        CITIZENS NATIONAL BANK OF TEXAS
             (Exact name of registrant as specified in its charter)

          UNITED STATES                                76-0062396
(State or other jurisdiction of                  (I.R.S. employer
  incorporation or organization)                    identification no.)


                            5320 BELLAIRE BOULEVARD
                             BELLAIRE, TEXAS  77401
          (Address of principal executive offices, including zip code)

                                 (713) 661-4444
              (Registrant's telephone number, including area code)

        SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

          SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                    COMMON STOCK, PAR VALUE $2.03 PER SHARE
                                (Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.  Yes  X    No
                                        ---      ---

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.____

The aggregate market value of the voting stock held by non-affiliates of the registrant at March 17, 1998, was approximately $59,500,000. The aggregate market value was computed by using the closing price of the stock as of that date on the Nasdaq National Market. (For purposes of calculating this amount only, all directors and executive officers of the registrant have been treated as affiliates.)

Number of shares of Common Stock, $2.03 par value, outstanding at March 18, 1998: 5,054,181.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III -- Portions of the registrant's definitive proxy statement to be issued in connection with registrant's annual stockholders' meeting to be held on May 26, 1998.

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                               TABLE OF CONTENTS



PART I                                                                    Page
                                                                          ----

Item 1.     Business...................................................     3
Item 2.     Properties.................................................    11
Item 3.     Legal Proceedings..........................................    11
Item 4.     Submission of Matters to a Vote of Security Holders........    11
Item 4A.    Executive Officers of the Registrant.......................    11

PART II

Item 5.     Market for the Registrant's Common Equity and
            Related Stockholder Matters................................    13
Item 6.     Selected Consolidated Financial Data.......................    14
Item 7.     Management's Discussion and Analysis of Financial Condition
            and Results of Operations..................................    15
Item 7A     Quantitative and Qualitative Disclosure About Market Risk..    37
Item 8.     Financial Statements and Supplementary Data................    37
Item 9.     Changes in and Disagreements with Accountants on
            Accounting and Financial Disclosure........................    38

PART III

Item 10.    Directors and Executive Officers of the Registrant.........    39
Item 11.    Executive Compensation.....................................    39
Item 12.    Security Ownership of Certain Beneficial
            Owners and Management......................................    39
Item 13.    Certain Relationships and Related Transactions.............    39

PART IV

Item 14.    Exhibits, Financial Statement Schedules and
            Reports on Form 8-K........................................    40
            Signatures.................................................    41

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FORWARD-LOOKING STATEMENTS

     In the normal course of its business, the Bank, in an effort to keep its stockholders and the public informed about the Bank's operations, may from time to time issue certain statements, either in writing or orally, that contain or may contain forward-looking information. In addition to historical information, this Annual Report contains forward-looking statements. Generally, these statements relate to business plans or strategies, acquisitions made or to be made by the Bank, and other aspects of the Bank's operating results. Forward looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Factors That May Affect Future Results and Market Price of Stock." The Bank undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Bank files from time to time with the Office of the Comptroller of the Currency including the Quarterly Reports on Form 10-Q to be filed by the Bank in 1998 and any Current Reports on Form 8-K filed by the Bank.

                                     PART I

ITEM 1. BUSINESS.

GENERAL

     Citizens National Bank of Texas (together with its wholly-owned subsidiary, the "Bank") is a national banking association that provides a full range of traditional retail and commercial banking services primarily to individual consumers and small businesses in the Houston metropolitan area. The Bank was founded in October 1983 in the City of Bellaire, an incorporated city within the city limits of Houston, by a group of experienced bankers who had been senior officers with other commercial banks in the Bank's primary market area. Over its fourteen-year history, the Bank has demonstrated a consistent record of growth and profitability. The Bank has increased its assets and net income in each year of operation, even during the period of adverse economic conditions in Texas in the mid-to-late 1980s. At December 31, 1997, the Bank had $295.6 million in total assets, $260.9 million in total deposits and total stockholders' equity of $31.6 million.

     The Bank's main office is located at 5320 Bellaire Boulevard, Bellaire, Texas 77401 and its telephone number is (713) 661-4444.

     Management of the Bank adheres to a community banking philosophy that emphasizes accessible, service-oriented, relationship banking. Management believes that this commitment, together with the Bank's conservative lending and prudent investment policies, are important factors in its success and growth. The Bank's high quality personal service and responsiveness to customer needs has attracted numerous customers from larger regional banks. Management believes that the continued acquisitions of local banks by out of state organizations present additional opportunities to attract customers who prefer to work with a local community bank or who have experienced a decline in personal service from the out of state banks. The quality of service provided by the Bank and the development of long-term customer relationships has been facilitated by the continuity of service of officers and staff. The Bank's seven senior

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lending officers average more than 25 years of experience in the Bank's primary market areas. In addition, of the Bank's 19 current executive officers and directors, 11 were in the founding group.

     As a full service commercial bank, the Bank offers an array of lending and deposit services to its retail and commercial customers. The primary lending focus of the Bank is on small business, commercial and residential real estate, and consumer loans. The Bank generally seeks a mix of 50% consumer loans, 25% small business loans, and 25% real estate loans. Loan demand and maturities may cause the actual percentage of the Bank's loans in any category to vary from the proposed mix. As a service to its customers, the Bank also offers home computer banking, provides on-site access to conventional mortgage loans through its subsidiary CNB Mortgage Company, and has recently brought its check printing in house, which permits almost immediate turnaround on check orders.

     The Bank maintains a strong community orientation by, among other things, supporting the active participation of its officers and employees in local charitable, civic, school, and religious activities. Three of the Bank's senior officers are past Presidents of the Bellaire Chamber of Commerce. In 1989, the Bank founded the Leisure Club for customers 50 years of age and over. Leisure Club members are eligible for a package of special services from the Bank and participate in community activities and various local, national, and international trips and tours. At December 31, 1997, the Leisure Club had more than 5,000 members and accounted for more than $102 million in deposits in the Bank. The Bank has renovated an office building adjacent to its main office which serves as the office and activity center for the Leisure Club and is also available to other community organizations free of charge. The Bank currently has three full-time employees and one part-time employee dedicated to the Leisure Club's activities.

     Management believes that the Houston metropolitan area offers significant growth opportunities for the Bank. Houston is the fourth largest city in the United States with an estimated metropolitan area population in 1996 of approximately 3.7 million. The Bank's primary markets are centered in the City of Bellaire, approximately seven miles southwest of the Houston central business district, and in rapidly growing suburban northeast Fort Bend County, which is approximately 15 miles southwest of the Houston central business district. The Bank's main office is located in the City of Bellaire, an established community in the center of southwest Houston. This area is attractive to residents because of its convenience to the Houston central business district, the Texas Medical Center, the Galleria area, local museums, and Rice University.
According to U.S. Census Bureau estimates, Fort Bend County ranked as the second fastest growing county in Texas and the fourth fastest growing urban county in the United States between 1990 and 1995, based on per capita population. According to private research estimates, Fort Bend County also ranked sixth in the nation in economic strength and employment growth for counties with populations of 150,000 or more and is predicted to have the sixth fastest rate of employment growth of any county in the U.S. from 1995 to 2005.

     The Bank has grown through a combination of internal growth and the opening of new community banking offices. The Bank opened its first two branch offices in 1992 in supermarkets in Fort Bend County, Texas, and a third in 1997, which afforded the Bank with a relatively inexpensive means of entering this new market. In addition to providing the Bank with an opportunity to diversify its deposit base, this area was attractive because of its growth characteristics. In December 1995, the Bank opened a free-standing office in Sugar Land, an affluent section of Fort Bend County. This office is managed by a senior banking officer with 13 years of experience in the Fort Bend market area. At December 31, 1997, the Fort Bend County branches accounted for approximately $35.5 million of the Bank's deposits, of which $20.9 million were at the free-standing Sugar Land office.

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     The Bank's strategy is to increase its presence in existing markets by targeting individuals and small owner-operated businesses and to expand into new areas of the greater Houston metropolitan area that complement its existing or targeted customer base by opening new branch offices or acquiring existing financial institutions. In pursuing its expansion strategy, the Bank intends to seek both an attractive location and one or more senior banking officers with experience in the local community to staff the office. Currently, the Bank is actively pursuing expansion into the west and northwest suburban areas of the greater Houston metropolitan area either by establishing a new branch office or acquiring one or more existing branches. There are banks or banking facilities in these areas that are possible acquisition candidates. There can be no assurance that the Bank can successfully establish new branch offices or acquire existing institutions and failure to do so may limit the Bank's growth potential.

COMPETITION

     The banking business is highly competitive and the profitability of the Bank depends principally upon the Bank's ability to compete in the Houston metropolitan area. In addition to competing with other commercial and savings banks and savings and loan associations, the Bank competes with credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders, and certain other non-financial entities, including retail stores that may maintain their own credit programs, and governmental organizations that may offer subsidized financing at lower rates than those offered by the Bank. Many of the Bank's competitors have significantly greater financial and other resources and larger lending limits than the Bank. The Bank has been able to compete effectively with other financial institutions by emphasizing customer service, including local office decision-making on loans, establishing long-term customer relationships, and building customer loyalty.

     The success of the Bank is also highly dependent upon general economic conditions in the Houston metropolitan area. Significant deterioration in the local economy or economic problems in the greater Houston area could substantially impact the Bank's performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Factors That May Affect Future Results and Market Price of Stock."

EMPLOYEES

     As of December 31, 1997, the Bank had 99 full-time equivalent employees, 25 of whom were officers. The Bank provides medical and hospitalization insurance and a 401(k) profit sharing plan to its full-time employees. The Bank considers its relations with its employees to be excellent.

SUPERVISION AND REGULATION

     The federal banking laws contain numerous provisions affecting various aspects of the business and operations of the Bank. The following description of references herein to applicable statutes and regulations, which are not intended to be complete descriptions of these provisions or their effects on the Bank, are brief summaries and are qualified in their entirety by reference to such statutes and regulations.

     General. The Bank is a national bank under the National Bank Act of 1864, as amended (the "National Bank Act"). As a national banking association, the Bank is supervised, examined, and regulated principally by the Office of the Comptroller of the Currency (the "OCC"). The OCC regularly examines such areas as capital adequacy, reserves, loan portfolio, investments, and management practices. The Bank must

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also furnish quarterly and annual reports to the OCC, and the OCC may exercise cease and desist and other enforcement powers over the Bank if its actions represent unsafe or unsound practices or violations of law. Since the deposits of the Bank are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation (the "FDIC"), the Bank is also subject to regulation and supervision by the FDIC. Because the Bank is a member of the Federal Reserve System, the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board") also has supervisory authority over certain operations and activities of the Bank.

     Permissible Activities of National Banks. The National Bank Act sets forth the rights, privileges, and powers of national banks and defines the activities in which national banks may engage. National banks may engage in the following activities: to make, arrange, purchase, or sell loans or extensions of credit secured by liens or interests in real estate; to purchase, hold, and convey real estate under certain conditions; to offer certain trust services to the public; to deal in investment securities in certain circumstances; and, more broadly, to engage in the "business of banking" and activities that are "incidental" to banking. The following are a few of the activities deemed incidental to the business of banking: the borrowing and lending of money; receiving deposits, including deposits of public funds; holding or selling stock or other property acquired in connection with security on a loan; discounting and negotiating evidences of debt; acting as guarantor, if the bank has a "substantial interest in the performance of the transaction;" issuing letters of credit to or on behalf of its customers; operating a safe deposit business; providing check guarantee plans; issuing credit cards; operating a loan production office; selling loans under repurchase agreements; selling money orders at offices other than bank branches; providing consulting services to banks; and verifying and collecting checks.

     In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of banking practices. Many of the statutory restrictions limit the participation of national banks in the securities and insurance markets. These restrictions do not affect the Bank because it is not currently involved in the types of activities covered by the restrictions.

     Branching. National banks may establish a branch anywhere in Texas provided that the branch is approved in advance by the OCC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community, and consistency with corporate powers. The Interstate Banking Act, which expanded the authority of bank holding companies and banks to engage in interstate bank acquisitions and interstate banking, allows each state the option of "opting out" of the interstate branching (but not banking) provisions. The Texas Legislature opted out of the interstate branching provisions in 1995. Interstate banking was effective on September 25, 1995, and interstate branching would have become effective in Texas in June, 1997, if Texas had not elected to opt out. The Texas "opt-out" legislation prohibiting interstate branching is effective until September, 1999.

     Restrictions on Transactions with Affiliates and Insiders. The Bank is subject to certain provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991 ("FDICIA") limiting transactions with the Bank and its nonbanking affiliates. One set of restrictions is found in Section 23A of the Federal Reserve Act, which affects loans or other credit extensions to, asset purchases with, and investments in affiliates of, the Bank. Such transactions with the Bank or any of its nonbanking subsidiaries are limited in amount to ten percent of the Bank's capital and surplus and, with respect to the Bank and all of its nonbanking subsidiaries together, to an aggregate of 20% of the Bank's capital and surplus. Furthermore, such loans and extensions of credit, as well as certain other transactions, are required to be secured in specified amounts.

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     Another set of restrictions is found in Section 23B of the Federal Reserve
Act. Among other things, Section 23B requires that certain transactions between the Bank, including its subsidiaries, and its affiliates must be on terms substantially the same, or at least as favorable to the Bank or its subsidiaries, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. In the absence of such comparable transactions, any transaction between the Bank and its affiliates must be on terms and under circumstances, including credit standards, that in good faith would be offered to or would apply to nonaffiliated persons. The Bank is also subject to certain prohibitions against any advertising that indicates the Bank is responsible for the obligations of its affiliates. The Bank did not have any nonbanking affiliates as of December 31, 1997.

     The restrictions on loans to directors, executive officers, principal stockholders, and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O now apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such loans can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

     Interest Rate Limits. Interest rate limitations for the Bank are primarily governed by the National Bank Act which generally defers to the laws of the state where the bank is located. Under the laws of the State of Texas, the maximum annual interest rate that may be charged on most loans made by the Bank is based on doubling the average auction rate, to the nearest 0.25%, for United States Treasury Bills, as computed by the Office of the Consumer Credit Commissioner of the State of Texas. However, the maximum rate does not decline below 18% or rise above 24% (except for loans in excess of $250,000 that are made for business, commercial, investment or other similar purposes (excluding agricultural loans), in which case the maximum annual rate may not rise above 28%, rather than 24%). On fixed rate closed-end loans, the maximum non-usurious rate is to be determined at the time the rate is contracted, while on floating rate and open-end loans (such as credit cards), the rate varies over the term of the indebtedness. State usury laws (but not late charge limitations) have been preempted by federal law for loans secured by a first lien on residential real property.

     Examinations. The OCC periodically examines and evaluates national banks. Based upon such an evaluation, the OCC may revalue the assets of a national bank and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets. Onsite examinations are to be conducted every 12 months, except that certain well capitalized banks may be examined every 18 months. FDICIA authorizes the OCC to assess the institution for its costs of conducting the examinations.

     Prompt Corrective Action. In addition to the capital adequacy guidelines (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Capital Resources"), FDICIA requires the OCC to take "prompt corrective action" with respect to any national bank that does not meet specified minimum capital requirements. The applicable regulations establish five capital levels, ranging from "well capitalized" to "critically undercapitalized," which authorize, and in certain cases require, the OCC to take certain specified supervisory action. Under regulations implemented under FDICIA, a national bank is considered well capitalized if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and it is not subject

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to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. A national bank is considered adequately capitalized if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of at least 4%, and leverage capital ratio of 4.0% or greater (or a leverage ratio of 3.0% or greater if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines), and the institution does not meet the definition of an undercapitalized institution. A national bank is considered undercapitalized if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, or a leverage ratio that is less than 4.0% (or a leverage ratio that is less than 3.0% if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines). A significantly undercapitalized institution is one which has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0%, or a leverage ratio that is less than 3.0%. A critically undercapitalized institution is one which has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under certain circumstances, a well capitalized, adequately capitalized, or undercapitalized institution may be treated as if the institution were in the next lower capital category if it receives an unsatisfactory examination rating.

     With certain exceptions, national banks are prohibited from making capital distributions to their stockholders if the payment of such distributions will cause them to become undercapitalized. Furthermore, undercapitalized national banks are required to file capital restoration plans with the OCC. Such a plan will not be accepted unless, among other things, the banking institution's stockholders guarantee the plan up to a certain specified amount. Any such guarantee from a depository institution's stockholders is entitled to a priority of payment in bankruptcy. Undercapitalized national banks also are subject to restrictions on growth, acquisitions, branching and engaging in new lines of business unless they have an approved capital plan that permits otherwise. The OCC also may, among other things, require an undercapitalized national bank to issue shares or obligations, which could be voting stock, to recapitalize the institution or, under certain circumstances, to divest itself of any subsidiary.

     The OCC is authorized by the legislation to take various enforcement actions against any significantly undercapitalized national bank and any national bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the OCC. These powers include, among other things, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring divestiture by the institution of its subsidiaries, requiring new election of directors, and requiring the dismissal of directors and officers.

     Significantly and critically undercapitalized national banks may be subject to more extensive control and supervision. The OCC may prohibit any such institution from, among other things, entering into any material transaction not in the ordinary course of business, amending its charter or bylaws, or engaging in certain transactions with affiliates. In addition, critically undercapitalized institutions generally will be prohibited from making payments of principal or interest on outstanding subordinated debt. Within 90 days of a national bank becoming critically undercapitalized, the OCC must appoint a receiver or conservator unless certain findings are made with respect to the prospect for the institution's continued viability.

     Banks with capital ratios below the required minimum are subject to certain administrative actions by the FDIC, including the termination of deposit insurance upon notice and hearing or a temporary suspension of insurance without a hearing in the event the bank has no tangible capital.

     As of December 31, 1997, the Bank met the capital requirements of a "well-capitalized" institution.

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     Dividends.  There are certain statutory limitations on the payment of dividends by national banks. Without approval of the OCC, dividends may not be paid by the Bank in an amount in any calendar year which exceeds the Bank's net income for that year, plus its retained net income for the preceding two years, less any required transfers to capital surplus. In addition, a national bank may not pay dividends in excess of its undivided profits. In some cases, the OCC may find a dividend payment that meets these statutory requirements to be an unsafe or unsound practice. Under FDICIA, the Bank cannot pay a dividend if it will cause the Bank to be "undercapitalized." See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Dividend History and Restrictions on Ability to Pay Dividends."

     The National Banking Act also provides that until the surplus fund of a bank equals its common capital, no dividend may be declared unless there has been carried to the surplus fund not less than 10% of the Bank's net income of the preceding half-year in the case of quarterly or semi-annual dividends, or not less than 10% of the bank's net income for the preceding year in the case of annual dividends.

     Deposit Insurance. The deposits of the Bank are insured by the FDIC through the BIF to the extent provided by law. Under the FDIC's risk-based insurance system, BIF-insured institutions are currently assessed premiums of between zero and twenty seven cents per $100 of eligible deposits, depending upon the institution's capital position and other supervisory factors. Congress recently enacted legislation that, among other things, provides for assessments against BIF-insured institutions that will be used to pay certain Financing Corporation ("FICO") obligations. In addition to any BIF insurance assessments, BIF-insured banks are expected to make payments for the FICO obligations equal to an estimated $0.0129 per $100 of eligible deposits each year during 1997 through 1999, and an estimated $0.024 per $100 of eligible deposits thereafter.

     Conservator and Receivership Powers. FDICIA significantly expanded the authority of the federal banking regulators to place depository institutions into conservatorship or receivership to include, among other things, appointment of the FDIC as conservator or receiver of an undercapitalized institution under certain circumstances. In the event the Bank is placed into conservatorship or receivership, the FDIC is required, subject to certain exceptions, to choose the method for resolving the institution that is least costly to the BIF, such as liquidation. In any event, if the Bank was placed into conservatorship or receivership, because of the cross-guarantee provisions of the Federal Deposit Insurance Act, as amended, the stockholders of the Bank would likely lose their investment in the Bank.

     Brokered Deposit Restrictions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and FDICIA generally limit institutions that are not well capitalized from accepting brokered deposits. In general, undercapitalized institutions may not solicit, accept, or renew brokered deposits. Adequately capitalized institutions may not solicit, accept, or renew brokered deposits unless they obtain a waiver from the FDIC. Even in that event, they may not pay an effective yield of more than 75 basis points over the effective yield paid on deposits of comparable size and maturity in the institution's normal market area for deposits accepted from within that area, or the national rate paid on deposits of comparable size and maturity for deposits accepted from outside the institution's normal market area.

     Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth-in-Lending Act, the Truth-in-Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Community Reinvestment Act, the Equal Credit Opportunity Act, and the Fair Housing

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Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

     Economic Growth and Regulatory Paperwork Reduction Act of 1996. On September 30, 1996, President Clinton signed into law the Economic Growth and Regulatory Paperwork Reduction Act of 1996 (the "Regulatory Reduction Act"). The Regulatory Reduction Act's principal provisions relate to capitalization of the Savings Association Insurance Fund of the FDIC, but it also contains numerous regulatory relief measures, including provisions to reduce regulatory burdens associated with compliance with various consumer and other laws applicable to the Bank, including, for example, provisions designed to coordinate the disclosure and other requirements under the Truth-in-Lending Act and the Real Estate Settlement Procedures Act and modify certain insider lending restrictions and anti-tying prohibitions.

     Changing Regulatory Structure. Various legislation, including proposals to overhaul the bank regulatory system, expand the powers of banking institutions and bank holding companies, and limit the investments that a depositary institution may make with insured funds, is from time-to-time introduced in Congress. Other legislative and regulatory proposals regarding changes in banking and regulations of banks, thrifts, and other financial institutions, are being considered by the executive branch of the federal government, Congress, and various state governments, including Texas. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry and the operating environment of the Bank in substantial and unpredictable ways. The Bank cannot predict accurately whether any of these proposals will be adopted or, if adopted, how these proposals, or implementing regulations with respect thereto, will affect the financial condition or results of operation of the Bank.

     Expanding Enforcement Authority. One of the major effects of FDICIA was the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board, the OCC, and the FDIC have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions.

     Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

     Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Bank and its subsidiaries cannot be predicted.

ITEM 2. PROPERTIES.

     The Bank currently has five offices. The Bank owns its main office, an adjacent drive-in banking facility, and an adjacent office building, which has been converted to a community activity center and offices for the Leisure Club. The Bank currently leases the real estate where its main office is located pursuant to a ten-year lease expiring in 2001 with an option to renew or purchase the property. The Bank also owns the building and land for its free-standing Sugar Land branch. The Bank leases space in three grocery stores from The Kroger Co. under leases that expire in 2000, 2000, and 2002, respectively. The following table sets forth specific information on each branch, each of which offers full service banking.


                                                           BRANCH DEPOSITS AT
      BRANCH                         LOCATION               DECEMBER 31, 1997
      ------                         --------              ------------------
                                                             (In thousands)
Bellaire/Main Office             5320 Bellaire Blvd.            $225,413
Sugar Land.....................  Highway 59
                                     at Williams Trace            20,857
Sugar Land - First Colony (1)..  3665 Highway 6                    8,322
Stafford (1)                     220 FM 1092                       5,070
Sugar Land - Sweetwater (1)....  Sweetwater Blvd at
___________________............       Lexington                    1,245(2)
(1) Located in Kroger store.
(2) Opened in June, 1997.

ITEM 3. LEGAL PROCEEDINGS.

     The Bank is a party to a legal proceeding, which arose in the ordinary course of business. While the outcome of this claim cannot be predicted with certainty, management believes that the ultimate resolution of the matter will not have a material adverse impact on the Bank's financial condition or results of operation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     None.

ITEM 4A. EXECUTIVE OFFICERS OF THE BANK

     The executive officers of the Bank are as follows:

  Name                        Office(s)
  ----                        ---------
Frank G. Cook........... Chairman of the Board
B. Ralph Williams....... President, Chief Executive Officer, and Director
Randall W. Dobbs........ Executive Vice President, Cashier, Chief Operations
                             Officer, and Advisory Director
Joseph E. Ives.......... Executive Vice President and Director
Mary A. Walker.......... Senior Vice President and Director
John M. James........... Senior Vice President
Sheila J. Duffy......... President of Sugar Land Office and Advisory Director

     Frank G. Cook. Mr. Cook was a founder of the Bank in 1983, was President from 1983 until 1986, when he was elected Chairman of the Board, and was Chief Executive Officer from 1983 until 1992. Prior to joining the Bank, Mr. Cook was Executive Vice President and Cashier of First National Bank of Bellaire where he was employed from 1979 until 1981. From 1950 until 1979, Mr. Cook was employed by First State Bank of Bellaire, having advanced to the position of Executive Vice President and Cashier and Secretary to the Board of Directors at the time he left the bank.

     B. Ralph Williams. Mr. Williams was a founder of the Bank in 1983 and has been President since 1986 and Chief Executive Officer since 1992. Prior to joining the Bank, Mr. Williams was employed by East Texas National Bank of Palestine as a Vice President, Loan Officer, and Compliance Officer from 1981 to 1983. He was associated with First National Bank of Bellaire as Senior Vice President from 1979 to 1981, and with First State Bank of Bellaire from 1963 until 1979, initially as a teller, and in various capacities advancing to Senior Vice President. Mr. Williams was with Houston National Bank from 1958 to 1963.

     Randall W. Dobbs. Mr. Dobbs joined the Bank as its first Cashier in 1983, became Chief of Operations in 1992, and Executive Vice President and Chief of Operations in 1996, and was elected an advisory director in 1995. Prior to joining the Bank, Mr. Dobbs was employed by Texas Bank & Trust from 1981 until 1983 and First National Bank of Bellaire from 1974 until 1981.

     Joseph E. Ives. Mr. Ives joined the Bank as Senior Vice President and was elected a Director in 1984 and Executive Vice President in 1986. Prior to joining the Bank, Mr. Ives was a Senior Vice President with Texas Commerce Bank
- Stafford from 1981 to 1984. Prior to 1981, Mr. Ives was a loan officer with First National Bank of Bellaire and First State Bank of Bellaire.

     Mary A. Walker. Ms. Walker joined the Bank as Vice President in 1983 and was elected a Director of the Bank in 1986 and a Senior Vice President in 1986. Prior to joining the Bank Ms. Walker was employed with First National Bank of Bellaire as a Vice President and loan officer from 1979 to 1983.

     John M. James. Mr. James joined the Bank as a Senior Vice President in 1993. From 1985 to 1992, he served as President of First City National Bank of Bellaire. From 1978 to 1985, Mr. James was employed by First City National Bank in its corporate office in Houston. From 1973 to 1978, he was employed by the Federal Reserve Bank of Dallas in its bank holding company examination division.

          Sheila J. Duffy. Ms. Duffy joined the Bank as President of the Sugar Land office in 1995 and was elected an Advisory Director in November 1997. From February 1988 to July 1995, she was employed by Park National Bank - Stafford as a Vice President. From 1982 to 1988 she was employed by American National Bank, which was acquired by Park National Bank in 1988.

                                    PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The Bank's Common Stock is approved for quotation on the The Nasdaq Stock Market (the "NSM") under the symbol "CNBT." Shares began trading on October 1, 1997. The following table sets forth the range of the high and low per share closing sale prices for the Common Stock as reported by the NSM for the period from October 1, 1997, to March 17, 1998.

                                              LOW SALE PRICE  HIGH SALE PRICE
                                              --------------  ---------------
  1997
  ----
     Fourth Quarter...........................      $11.50        $13.25

  1998
  ----
     First Quarter (through March 17, 1998)...      $12.25        $16.63


     On March 17, 1998, the closing sale price as reported on the NSM was $16.50 per share. The number of holders of record of Common Stock based on the transfer records of the Bank at March 17, 1998, was 500. Based on security position listings, the Bank believes it has in excess of 1,900 beneficial owners.

     The Bank has paid cash dividends to its stockholders since 1986. The Bank paid a special cash dividend of $0.10 on May 30, 1997, and declared a year-end dividend of $0.30 on December 31, 1997, payable on January 15, 1998. The Bank also declared a 10% stock dividend in April, 1997. In 1996, the Bank paid a special cash dividend of $0.09 on June 15, 1996, declared a year-end dividend of $0.27 on December 31, 1996, which was paid on January 15, 1997, and declared a 10% stock dividend in April, 1996.

     The Bank's policy to date has been to declare dividends on December 31 of each year payable on January 15 of the next year. Commencing in March 1998, the Bank intends to begin paying dividends on a quarterly basis. In the future, the declaration and payment of dividends on the Common Stock will depend upon the earnings and financial condition of the Bank, liquidity and capital requirements, the general economic and regulatory climate, the Bank's ability to service any equity or debt obligations senior to the Common Stock, and other
factors deemed relevant by the Bank's Board of Directors.   As of December 31,
1997, approximately $3.5 million was available, under applicable restrictions without regulatory approval, for payment of dividends by the Bank. Regulatory authorities could impose stricter limitations on the ability of the Bank to pay dividends if such limits were deemed appropriate to preserve certain capital adequacy requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Factors That May Affect Future Results and Market Price of Stock."

     On October 1, 1997, the Bank commenced, and on October 6, 1997, completed, the sale of 1,150,000 shares of Common Stock at a price of $10.50 per share (an aggregate price of $12,075,000). The net proceeds of the offering, approximately $11,085,000, will be used for general corporate purposes, including the development or acquisition of additional branches or the acquisition of other financial institutions. Such proceeds have been invested in accordance with the Bank's established investment policies. The offering was underwritten by Legg Mason Wood Walker, Inc. The Bank incurred total estimated expenses in connection with the offering of approximately $990,000, comprised of an underwriting discount of $845,000 and other expenses in the amount of $145,000. No expense payments were made directly or indirectly to any directors, officers, or stockholders of the Bank in connection with the offering.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Bank and the Notes thereto, appearing elsewhere in the Annual Report, and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of the end of and for each of the five years in the period ended December 31, 1997, are derived from the Bank's Consolidated Financial Statements which have been audited by independent public accountants.

                                                                    As of and for the
                                                                 Years Ended December  31,
                                            --------------------------------------------------------------
                                               1997       1996               1995       1994       1993
                                            ---------   --------           ---------    -------   --------
                                                        (In thousands, except per share data)
INCOME STATEMENT DATA:
 Interest income...........................  $ 19,941   $ 17,372            $ 14,705   $ 12,582   $ 11,802
 Interest expense..........................     9,075      7,902               6,895      4,993      4,346
                                             --------   --------            --------   --------   --------
  Net interest income......................    10,866      9,470               7,810      7,589      7,456
 Provision for loan losses.................       877        655                 200        126         60
                                             --------   --------            --------   --------   --------
  Net interest income after provision for
    loan losses............................     9,989      8,815               7,610      7,463      7,396
 Noninterest income........................     2,507      2,322               2,053      1,866      1,870
 NONINTEREST expenses......................     7,644      6,949               6,108      5,892      5,729
                                             --------   --------            --------   --------   --------
  Income before taxes......................     4,852      4,188               3,555      3,437      3,537
 Provision for income taxes................     1,154      1,035                 683        668        769
                                             --------   --------            --------   --------   --------
 Net income ...............................  $  3.698   $  3,153            $  2,872   $  2,769   $  2,768
                                             ========   ========            ========   ========   ========

PER SHARE DATA:
 Net income, basic (1).....................  $   0.89   $   0.81            $   0.74   $   0.71   $   0.71
 Net income, fully diluted (2)(3)..........      0.88       0.80                0.73       0.70       0.70
 Book value................................      6.27       4.60                4.35       3.56       3.23
 Cash dividends............................      0.40       0.36                0.30       0.29       0.19
 Weighted average common shares
   outstanding, basic......................     4,161      3,886               3,886      3,886      3,877
 Weighted average common shares
  outstanding, fully diluted...............     4,224      3,941               3,938      3,936      3,931
BALANCE SHEET DATA (4):
 Total assets..............................  $295,606   $258,150            $231,779   $206,379   $183,054
 Securities................................   169,831    147,505             148,294    134,029    119,327
 Loans.....................................   102,875     91,284              67,875     58,996     48,884
 Allowance for loan losses.................     1,009        687                 484        522        577
 Total deposits............................   260,907    238,059             208,749    185,579    169,474
 Total stockholders' equity................    31,647     17,871              16,921     13,815     12,562
PERFORMANCE RATIOS:
 Return on average assets..................      1.34%      1.30%               1.34%      1.40%      1.56%
 Return on average common equity...........     16.89      18.43               19.10      20.51      23.83
 Net interest margin.......................      4.22       4.18                3.89       4.11       4.51
 Dividend payout ratio, basic..............     44.94      44.44               40.54      40.85      26.76
 Efficiency ratio (5)......................     58.31      60.12               63.45      63.31      63.27
ASSET QUALITY RATIOS (4):
 Nonperforming assets to loans
   and other real estate...................      1.31%      0.57%               0.67%      0.92%      1.14%
 Nonperforming assets to total assets......      0.46       0.20                0.20       0.26       0.30
 Net charge-offs to average loans..........      0.57       0.55                0.39       0.34       0.27
 Allowance for loan losses to total loans..      0.98       0.75                0.71       0.88       1.18
 Allowance for loan losses to
   nonperforming loans (6).................     74.80     131.61              105.68      95.78     103.78
CAPITAL RATIOS (4):
 Leverage ratio............................     11.10%      7.27%               7.43%      7.22%      7.11%
 Average stockholders' equity to
  average total assets.....................      7.96       7.05                7.03       6.84       6.57
 Tier 1 risk-based capital ratio...........     21.42      13.87               15.22      15.39      18.00
 Total risk-based capital ratio............     22.13      14.41               15.68      15.96      18.83
--------------

(1) Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Shares have been restated in accordance with FASB 128.

                                         (footnotes continued on following page)

(2) Fully diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding plus the common stock equivalents computed using the treasury stock method. Shares have been restated in accordance with FASB 128.
(3) Outstanding shares have been adjusted for all periods presented for a 2-for-1 stock split declared in May 1994 and 10% stock dividends declared in March 1997 and April 1996.
(4) At period end, except net charge-offs to average loans and average stockholders' equity to average total assets.
(5) Calculated by dividing total noninterest expenses by net interest income plus noninterest income, excluding securities gains and losses.
(6) Nonperforming loans consist of nonaccrual loans and loans contractually past due 90 days or more.


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Bank's balance sheets and statements of income and reviews the Bank's operations for the three years ended December 31, 1997, and should be read in conjunction with the Bank's Consolidated Financial Statements and related notes thereto and Selected Consolidated Financial Data.

OVERVIEW

     Total assets at December 31, 1997, 1996, and 1995, were $295.6 million, $258.2 million, and $231.8 million, respectively. This growth was a result of a strong local economy, expansion of the Bank's services in Fort Bend County by the addition of a new full-service branch location, and the Bank's style of accessible, service-oriented, relationship banking. Loans were $102.9 million at December 31, 1997, an increase of $11.6 million or 12.7% from $91.3 million at the end of 1996. Loans were $67.9 million at year end 1995. Deposits also experienced significant growth, increasing to $260.9 million at year end 1997 from $238.1 million at year end 1996, and $208.7 million at year end 1995. Stockholders' equity was $31.6 million, $17.9 million, and $16.9 million at December 31, 1997, 1996, and 1995, respectively. The growth in stockholders' equity in 1997 is primarily attributable to the sale of 1,150,000 shares of common stock in October 1997, which provided approximately $11.1 million.

     Net income was $3.7 million, $3.2 million, and $2.9 million. Basic net income per share was $0.89, $0.81, and $0.74 and fully diluted earnings per share was $0.88, $0.80, and $0.73 for the years ended 1997, 1996, and 1995, respectively. This increase in net income was primarily the result of strong loan growth, maintenance of strong asset quality, and expense control, which resulted in returns on average assets of 1.34%, 1.30%, and 1.34% and returns on average common equity of 16.89%, 18.43%, and 19.10% for the years ended 1997, 1996, and 1995, respectively.

     The Bank declared dividends of $0.40, $0.36, and $0.30 per share for the years ended 1997, 1996, and 1995, respectively, which resulted in a dividend payout ratio (basic) of 44.9%, 44.4%, and 40.5% for the years ended 1997, 1996, and 1995, respectively.

RESULTS OF OPERATIONS

     Net Interest Income

     Net interest income represents the amount by which interest income on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Bank's earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.

     1997 versus 1996. Net interest income for 1997 was $10.9 million, an increase of $1.4 million or 14.7% from $9.5 million for 1996. The Bank's net interest spread was 3.23% and 3.28% and the net interest margin was 4.22% and 4.18% for the years ended December 31, 1997, and 1996, respectively. The increase in net interest margin resulted from an increase in net interest income relative to the increase in total average interest earnings assets. Although there was an increase in the yield on total interest earnings assets of 1.0%, there was a greater increase, 2.7%, in the rate paid on interest earnings liabilities which resulted in a small decrease in net interest spread.

     The increase in net interest income resulted from increases in the Bank's loan and securities portfolios. Interest income from loans increased to $9.6 million in 1997 from $8.1 million in 1996, an increase of $1.5 million or 18.4%. The yield on the loan portfolio increased marginally to 9.90% for 1997 from 9.89% for 1996. Interest income from the securities portfolio increased to $10.4 million for 1997 from $9.3 million for 1996, a $1.1 million or 11.6% increase. This was due primarily to a 11.1% increase in average securities held by the Bank and an increase in yield from 6.43% in 1996 to 6.46% for 1997. Partially offsetting the interest income growth was an increase in interest expense, which grew to $9.1 million for 1997, compared to $7.9 million for 1996. This increase was the result of strong growth in average deposits, in particular, money market and savings deposits and certificates of deposit.

     1996 versus 1995. Net interest income totaled $9.5 million in 1996 compared to $7.8 million in 1995, an increase of $1.7 million or 21.3%. This resulted in net interest margins of 4.18% and 3.89% and net interest spreads of 3.28% and 3.03% for 1996 and 1995, respectively.

     The primary reason for higher net interest income was strong growth in outstanding loans. Yields on the loan portfolio increased to 9.89% from 9.88%. Interest and fees on loans increased by $2.0 million or 32.7% while interest on investment securities increased $676,000 or 7.8%. Offsetting these increases was a large increase in interest expense due to the growth in savings and money market account balances and certificates of deposit and an increase in the rate paid to 4.39% from 4.30% for the year ended 1996 versus 1995.

     The following table presents, for the periods indicated, the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made and all average balances are daily average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield.

                                                                            YEAR ENDED DECEMBER 31,
                                 ------------------------------------------------------------------------------------------------
                                               1997                             1996                              1995
                                 -----------------------------  --------------------------------  -------------------------------
                                  AVERAGE    INTEREST  AVERAGE    AVERAGE      INTEREST  AVERAGE     AVERAGE    INTEREST  AVERAGE
                                 OUTSTANDING  EARNED/    YIELD/   OUTSTANDING   EARNED/    YIELD/  OUTSTANDING   EARNED/  YIELD/
                                  BALANCE      PAID      RATE      BALANCE       PAID      RATE      BALANCE      PAID     RATE
                               ------------- ---------- -------- ------------- ---------- -------- ------------ --------- -------
                                                                       (Dollars in thousands)
Assets
Interest-earning assets:
   Loans.......................   $ 96,655   $ 9,572     9.90%    $ 81,746   $ 8,084     9.89%    $ 61,689   $ 6,093     9.88%
   Securities..................    159,798    10,320     6.46      143,832     9,243     6.43      137,711     8,550     6.21
   Federal funds sold and other
      earning assets...........      1,030        49     4.76          878        45     5.13        1,245        62     4.98
                                  --------   -------              --------   -------              --------    ------
          Total interest-earning
            assets.............    257,483    19,941     7.74      226,456    17,372     7.67      200,645    14,705     7.33
Less allowance for loan losses.        746                             548                             498
                                  --------                        --------                        --------
Total earning assets, net of       256,737
   allowance...................                                    225,908                         200,147
Nonearning assets..............     18,634                          16,794                          14,012
                                  --------                        --------                        --------
          Total assets.........   $275,371                        $242,702                        $214,159
                                  ========                        ========                        ========
Liabilities and
    stockholders' equity
Interest-bearing liabilities:
   Interest-bearing demand
       deposits................   $ 19,348   $   341     1.76%    $ 17,862   $   317     1.77%    $ 17,528   $   350     2.00%
   Savings and money market
      accounts.................     71,742     2,645     3.69       65,721     2,296     3.49       66,312     2,272     3.43
   Certificates of deposit.....    105,347     5,835     5.54       92,610     5,098     5.50       74,750     4,167     5.57
   Repurchase agreements and
       borrowed funds..........      4,582       254     5.54        3,676       191     5.20        1,774       106     5.98
                                  --------   -------  -------     --------   -------              --------    ------
          Total interest-bearing
             liabilities.......    201,019     9,075     4.51      179,869     7,902     4.39      160,364     6,895     4.30
Noninterest-bearing
 liabilities:
   Noninterest-bearing demand
       deposits................     50,759                          44,274                          37,669
   Other liabilities                 1,693                           1,455                           1,091
                                  --------                        --------                        --------
          Total liabilities....    253,471                         225,598                         199,124
Stockholders' equity                21,900                          17,104                          15,035
                                  --------                        --------                        --------
          Total liabilities and
            stockholders' equity  $275,371                        $242,702                        $214,159
                                  ========                        ========                        ========
Net interest income............              $10,866                         $ 9,470                         $ 7,810
                                             =======                         =======                         =======
Net interest spread (1)........                          3.23%                           3.28%                           3.03%
Net interest margin (2)........                          4.22%                           4.18%                           3.89%

___________
(1) The interest rate spread is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.
(2) The net interest margin is equal to net interest income divided by average interest-earning assets.

  The following table presents, for the periods indicated, the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume which can not be segregated have been allocated.

                                                                                  Year Ended December 31,
                                                                -------------------------------------------------------
                                                                   1997 vs. 1996                   1996 vs. 1995
                                                                ---------------------------- --------------------------
                                                                 Increase (Decrease)         Increase (Decrease)
                                                                        Due to                      Due to
                                                                --------------------            --------------
                                                                  Volume       Rate      Total   Volume   Rate    Total
(Dollars in thousands)
Interest-earning assets:
 Loans..........................................                   $1,474         14     $1,488   $1,981   $ 10   $1,991
 Securities.....................................                    1,025         52      1,077      380    313      693
 Other earning assets...........................                        8         (4)         4      (18)     1      (17)
                                                                  -------     ------     ------   ------  -----   ------
  Total increase (decrease) in interest income..                    2,507         62      2,569    2,343    324    2,667
                                                                  -------     ------     ------   ------  -----   ------

Interest-bearing liabilities:
 Interest-bearing demand deposits...............                       26         (2)        24        7    (40)     (33)
 Savings and money market accounts..............                      210        139        349      (20)    44       24
 Certificates of deposit........................                      702         35        737      996    (65)     931
 Borrowed funds.................................                       47         16         63      113    (28)      85
                                                                  -------     ------     ------   ------  -----   ------
  Total increase (decrease) in interest
   expense......................................                      985        188      1,173    1,096    (89)   1,007
                                                                  -------     ------     ------   ------  -----   ------
 Increase (decrease) in net interest income.....                   $1,522      ($126)    $1,396   $1,247   $413   $1,660
                                                                  =======     ======     ======   ======  =====   ======

     Provisions for Loan Losses

     The 1997 provision for loan losses increased to $877,000 from $655,000 in 1996, an increase of $222,000 or 33.9%. The provision for year ended 1996 increased to $655,000 from $200,000 in 1995, an increase of $455,000 or 227.5%.
The increased provisions in 1997 and 1996 relate to the Bank's methodology for determining the appropriate provision amount which includes an analysis of loan portfolio and economic trends and other portfolio risks. In addition, a significant portion of the increase was attributable to a provision for losses in the Bank's credit card portfolio, which the Bank has under contract to sell to another bank and is expected to close in August 1998. The Bank does not anticipate the sale of the credit card portfolio to generate a signifcant gain or loss or have a mertail impact on the Bank's operations.

     Noninterest Income

     Noninterest income for the year ended December 31, 1997, was $2.5 million, an increase of $185,000 or 8.0% over the same period in 1996. Noninterest income of $2.3 million earned in the year ended December 31, 1996, represented an increase of $269,000 or 13.1% over the same period in 1995. The following table presents for the periods indicated the major changes of noninterest income:

                                                               Year Ended December 31,
                                                               -----------------------
                                                                1997     1996    1995
                                                               ------   ------  ------
                                                               (Dollars in thousands)
Service fees                                                    $1,950  $1,816  $1,520
Net realized gains on sale of available-for-sale securities..      263     233     237
Other operating income                                             294     273     296
                                                                ------  ------  ------
  Total noninterest income                                      $2,507  $2,322  $2,053
                                                                ======  ======  ======

     Service fees were $2.0 million for the year ended December 31, 1997, compared to $1.8 million for the year ended December 31, 1996, an increase of $134,000 or 7.4%, and increased $296,000 or 19.5% from 1995 to 1996. This increase is primarily attributable to an increase in the number of deposit accounts from 20,784 at December 31, 1995, to 21,871 at December 31, 1996, to 23,144 at December 31, 1997.

     Noninterest Expenses

     For the year ended December 31, 1997, noninterest expenses totaled $7.6 million, an increase of $695,000 or 10.0% from $6.9 million in 1996, which had increased $841,000 or 13.8% from $6.1 million in 1995. The increase in noninterest expenses during these periods was due primarily to increases in salaries, general and administrative expenses, employee benefits, and data processing expenses. The efficiency ratio was 58.31% in 1997, 60.12% in 1996, and 63.45% in 1995. The percentage decrease from 1995 to 1997 was due primarily to a large increase in earning assets and the Bank's continued efforts to control overhead expenses.

     Salary, general and administrative, and benefit expenses for the year ended December 31, 1997, were $5.0 million, an increase of $485,000 or 10.7% from $4.5 million for the year ended December 31, 1996. Salary, general and administrative, and benefit expenses for the year ended December 31, 1996, were up $702,000 or 18.3% from the same period in 1995. The increase in both years was due primarily to the hiring of additional personnel required to accommodate the Bank's growth. Total full-time equivalent employees at December 31, 1997, 1996, and 1995 were 99, 83, and 77, respectively.

     Net occupancy and equipment maintenance expenses increased $45,000 and $109,000 or 4.5% and 12.3% in 1997 and 1996, respectively. Major categories included within occupancy expense are building lease expense, depreciation expense, and maintenance expense. Depreciation expense increased $6,000 and $39,000 or 1.4% and 10.6% in 1997 and 1996, respectively. These increases were due primarily to depreciation on equipment provided to new employees and expenses related to technology upgrades throughout the Bank. Maintenance expense for the year ended December 31, 1997, was $232,000, an increase of $28,000 or 13.6% compared to $204,000 in 1996 and $182,000 in 1995.

     Data processing expenses during 1997 were $795,000, an increase of $92,000 or 13.1% from $703,000 during 1996, which had increased $100,000 or 16.6% from $603,000 during 1995. This increase was primarily due to a renegotiation of the Bank's contract for data processing services which are handled by a third party vendor and the increase in the number of the Bank's deposit accounts.

     Postage and printing expense during 1997 decreased to $414,000 from $436,000 in 1996, a decrease of 5.0%. From 1995 to 1996, postage and printing increased $100,000, or 29.8%.

     Professional fees during 1997 increased to $353,000 from $285,000 in 1996, a difference of $68,000 or 23.9%. This increase is attributed to accounting and legal fees related to quarterly reporting and audit expenses. Professional fees during 1996 increased to $285,000 from $245,000 during 1995, an increase of $40,000 or 16.3%.

     Deposit insurance premiums paid by the Bank totaled $29,000 for 1997, compared to $2,000 for 1996. In August 1995, the FDIC Board of Directors reduced the deposit insurance premium paid by the Bank from $0.23 per $100 of deposits to $0.04 per $100 of deposits and, subsequently, reduced the rate paid by the Bank to $500 per quarter during 1996. Deposit insurance premiums were increased effective as of January 1, 1997, to $0.013 per $100 of deposits. See "Business -- Supervision and Regulation."

     Income taxes

     Income tax expense includes the regular federal income tax at the statutory rate. The amount of federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of nondeductible interest expense, and the amount of other nondeductible expenses. In 1997, income tax expense was $1.2 million, an increase of $119,000 or 11.5% from $1.0 million in 1996. In 1996, income tax expense was $1.0 million, an increase of $352,000 or 51.5% from the $683,000 of income tax expense in 1995. The higher tax expense in 1996 and 1997 is principally due to an increase in taxable income each year. The effective tax rates for 1997, 1996, and 1995, respectively, were 23.8%, 24.7%, and 19.2%.

     Impact of Inflation

     The effects of inflation on the local economy and on the Bank's operating results have been relatively modest for the past several years. Since substantially all of the Bank's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. The Bank tries to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities. See "Financial Condition -- Interest Rate Sensitivity and Liquidity" below.

FINANCIAL CONDITION

Loan Portfolio

     Total loans increased by $11.6 million or 12.7% to $102.9 million at December 31, 1997. During 1996, total loans increased $23.4 million or 34.5% to $91.3 million from $67.9 million at December 31, 1995. The increase in 1997 was in line with the Bank's increase in deposits and projected loan growth. The extraordinary increase in 1996 was attributable to loans generated from the Sugar Land branch office which opened in December, 1995.

     At December 31, 1997, total loans represented 39.4% of deposits and 34.8% of total assets. Total loans as a percentage of deposits were 38.3% at December 31, 1996, as compared to 32.5% at December 31, 1995. Total loans as a percentage of total assets were 35.4% at December 31, 1996, as compared with 29.3% at December 31, 1995.

     The following table summarizes the loan portfolio of the Bank by major category as of the dates indicated:

                                                                             DECEMBER 31,
                           ----------------------------------------------------------------------------------------------
                                   1997               1996               1995               1994               1993
                           ------------------  ------------------  ----------------- -----------------  -----------------
                              AMOUNT  PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT
                              ------  -------   -------  -------   ------   -------   ------   -------   ------   -------
                                                               (DOLLARS IN THOUSANDS)
Commercial and
 industrial                  $25,23     24.5%  $22,717   24.9%  $18,180     26.8%  $15,564     26.4%  $11,919     24.3%

Real estate:
   Construction and land
      development..........  10,673     10.4     6,285    6.9     3,240      4.8     3,301      5.6     2,042      4.2

   1-4 family residential..  10,808     10.5    11,245   12.3     8,329     12.3     7,913     13.4     6,136     12.6

   Commercial owner
      occupied.............  17,846     17.3    15,998   17.5     9,912     14.6     7,280     12.3     6,495     13.3

   Other...................     378      0.4       340    0.4       100      0.1       123      0.2       139      0.3

Consumer...................  37,940     36.9    34,699   38.0    28,114     41.4    24,815     42.1    22,153     45.3
                          ---------    -----   ------- ------   -------    -----   -------    -----   -------    -----
      Total loans..........$102,875    100.0%  $91,284  100.0%  $67,875    100.0%  $58,996    100.0%  $48,884    100.0%
                           ========    =====    ====== ======   =======    =====   =======    =====   =======    =====


     The primary lending focus of the Bank is on small commercial businesses, commercial and residential real estate, and consumer loans. The Bank offers a variety of commercial lending products including term loans, lines of credit, and equipment financing. A broad range of short and medium-term commercial loans, both collateralized and uncollateralized, are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements), and the purchase of equipment and machinery. The purpose of a particular loan generally determines its structure. While the Bank's lending limit is approximately $4.7 million, its largest currently outstanding loan is approximately $2.5 million, and the average size of its 20 largest loans is approximately $792,000. The Bank generally seeks a mix of 50% consumer loans, 25% small business loans, and 25% real estate loans although the mix will vary from time-to-time due to market conditions and the Bank's policy allows for a variance of up to 10% in any category.

     The Bank seeks credit risks of good quality within its target markets that display stable operating histories and cash flows and secondary sources of repayment from tangible collateral and personal guarantees. Generally, the Bank's commercial loans are underwritten in the Bank's primary market area on the basis of the borrower's ability to service such debt from income. The Bank maintains rigorous credit approval and credit quality assurance policies. Under these policies, all loans in excess of $50,000 that are not collateralized by a certificate of deposit, a deposit account, or vehicles must be approved by the Bank's loan committee, which includes four outside directors. The loan committee meets on an as needed basis in order to provide prompt response to customer's loan requests. As a general practice, the Bank takes as collateral a lien on any available real estate, equipment, or other assets and personal guarantees. Working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets. Business loans secured by assets other than real estate generally range from $20,000 to $100,000 with the largest such loan being $255,000.

     A substantial portion of the Bank's real estate loans consists of loans collateralized by real estate and other assets of commercial customers. Real estate loans range from $6,000 to $1.6 million. The Bank originates single-family residential mortgage loans collateralized by owner-occupied properties through the

Bank's subsidiary CNB Mortgage Company. At its main office, the Bank accepts mortgage applications, gathers necessary information and documentation, processes applications, and approves applicants in accordance with the underwriting guidelines of the purchasers of the mortgages. The Bank currently sells all residential mortgages it originates at closing and does not service any residential mortgages.

     Loans collateralized by single-family residential real estate generally have been originated in amounts of no more than 80% of appraised value. The Bank requires mortgage title insurance and hazard insurance in the amount of the loan. Although the contractual loan payment periods for single-family residential real estate loans are generally for a three to seven-year period, such loans often remain outstanding for significantly shorter periods than their contractual terms.

     Consumer loans made by the Bank include automobile loans, recreational vehicle loans, boat loans, home improvement loans, personal loans (collateralized and uncollateralized), and deposit account collateralized loans. The terms of these loans typically range from 12 to 84 months and vary based upon the nature of collateral and size of loan. Consumer loans typically range from $5,000 to $25,000 with the largest consumer loan being $138,000.

     The contractual maturity ranges of the commercial and industrial, real estate mortgage, and real estate construction loan portfolio and the amount of such loans with fixed interest rates and floating rates in each maturity range as of December 31, 1997, are summarized in the following table:



                                                 DECEMBER  31, 1997
                                       ---------------------------------------
                                                  AFTER ONE    AFTER
                                       ONE YEAR    THROUGH     FIVE
                                        OR LESS   FIVE YEARS   YEARS    TOTAL
                                       ---------  ---------- --------  -------
                                                (DOLLARS IN THOUSANDS)

Commercial and industrial..............  $13,587     $11,533  $   110  $25,230
Real estate mortgage...................    5,387      12,343   11,302   29,032
Real estate construction...............    5,123       2,870    2,680   10,673
                                         -------     -------  -------  -------
          Total........................  $24,097     $26,746  $14,092  $64,935
                                         =======     =======  =======  =======

Loans with a fixed interest rate.......  $10,522     $22,224  $10,106  $42,852
Loans with a floating interest rate....   13,575       4,522    3,986   22,083
                                         -------     -------  -------  -------
          Total........................  $24,097     $26,746  $14,092  $64,935
                                         =======     =======  =======  =======

  Nonperforming Assets

     The Bank has well developed procedures in place to maintain a high quality loan portfolio. These procedures include credit quality policies that begin with approval of lending policies and underwriting guidelines by the Board of Directors, an independent loan review conducted by outside auditors, low individual lending limits for officers, Loan Committee approval for large credit relationships, and quality loan documentation procedures. The Bank's lending officers and loan personnel identify and analyze weaknesses in the portfolio and report credit risk changes on a monthly basis to the Bank's Board of Directors. The Bank also maintains a well developed monitoring process for credit extensions in excess of $50,000. The Bank performs monthly and quarterly concentration analyses based on collateral types, business lines, large credit sizes, and officer portfolio loads. The Bank has established underwriting guidelines to be followed by its officers. The Bank also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Bank's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

     The Bank generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. All loans past due 90 days, however, are placed on nonaccrual status, unless the loan is both well collateralized and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection. The Bank is sometimes required to revise a loan's interest rate or repayment terms in a troubled debt restructuring.

     The Bank's conservative lending approach has resulted in strong asset quality. Nonperforming assets at December 31, 1997, were $1.3 million, compared with $522,000 at December 31, 1996, and $458,000 at December 31, 1995. This
resulted in a ratio of nonperforming assets to loans plus other real estate of 1.31%, 0.57% and 0.67% at December 31, 1997, 1996, and 1995, respectively. The increase at December 31, 1997 was due to a number of 1-4 family construction loans that were in the process of being converted from construction loans to permanent loans and sold but had not been converted at year-end. $624,000 of these loans were converted and sold in January 1998, which reduced total nonperforming assets to approximately $725,000, resulting in a ratio of nonperforming loans to loans plus other real estate of 0.70% and a ratio of nonperforming assets to total assets of 0.25%.

     Loans listed as nonaccrual and restructured loans are not considered to be material. If interest had been accrued on nonaccrual loans, such income would have been approximately $30,000, $21,000 and $26,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

     The following table presents information regarding nonperforming assets as of December 31, 1993 through 1997:


                                                              December 31,
                                                 --------------------------------------
                                                  1997     1996    1995    1994    1993
                                                 ------   ------  ------  ------  -----
                                                         (Dollars in thousands)
Nonaccrual loans                                 $  279   $ 301   $ 323   $ 398   $ 407
Accruing loans 90 or more days past due........   1,016     191      97      84      78
Restructured loans                                   54      30      38      63      71
Other real estate and foreclosed property......      --      --      --      --      --
                                                 ------   -----   -----   -----   -----
      Total nonperforming assets...............  $1,349   $ 522   $ 458   $ 545   $ 556
                                                 ======   =====   =====   =====   =====

Nonperforming assets to total loans and other
    real estate................................    1.31%   0.57%   0.67%   0.92%   1.14%
Nonperforming assets to total assets...........    0.46    0.20    0.20    0.26    0.30

  Allowance for Loan Losses

  The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. Based on an evaluation of the loan portfolio, management presents a monthly review of the allowance for loan losses to the Board of Directors, indicating any changes in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers the diversification by industry of the Bank's commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, the evaluation of its loan portfolio by the loan review function, and the annual examination of the Bank's financial statements by its independent auditors. Charge-offs occur when loans are deemed to be uncollectible.

  In order to determine the adequacy of the allowance for loan losses, management considers the risk classification or delinquency status of loans and other factors, such as collateral value, portfolio composition, trends in economic conditions, and the financial strength of borrowers. Management establishes specific allowances for loans which management believes require reserves greater than those allocated according to their classification or delinquent status. An unallocated allowance is also established based on the Bank's historical charge-off experience. The Bank then charges to operations a provision for loan losses determined on an annualized basis to maintain the allowance for loan losses at an adequate level determined according to the foregoing methodology.

  Management believes that the allowance for loan losses at December 31, 1997, is adequate to cover losses inherent in the portfolio as of such date. There can be no assurance, however, that the Bank will not sustain losses in future periods, which could be greater than the size of the allowance at December 31, 1997.

  The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data for the years ended December 31, 1993 through 1997:

                                                                 Years Ended December 31,
                                                      --------------------------------------------
                                                       1997      1996      1995     1994      1993
                                                      -----      ----      ----     ----      ----
                                                                   (Dollars in thousands)
Allowance for loan losses at
    January 1..................................      $  687   $   484   $   522   $  577   $   645
Provision for loan losses......................         877       655       200      126        60
Charge-offs....................................        (636)     (478)     (271)    (225)     (226)
Recoveries.....................................          81        26        33       44        98
                                                     ------   -------   -------   ------   -------
Allowance for loan losses at
    December 31................................      $1,009   $   687   $   484   $  522   $   577
                                                     ======   =======   =======   ======   =======

Allowance to period-end loans..................        0.98%     0.75%     0.71%    0.88%     1.18%
Net charge-offs (recoveries) to
   average loans...............................        0.57      0.55      0.39     0.34      0.27
Allowance to period-end
    nonperforming loans........................       74.80    131.61    105.68    95.78    103.78

     The following tables describe the allocation of the allowance for loan losses among various categories of loans and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future loan losses may occur. The total allowance is available to absorb losses from any segment of loans.


                                                           December 31,
                                        ----------------------------------------------------
                                                  1997                        1996
                                        -------------------------    -----------------------
                                                       Percent of                 Percent of
                                                        Loans to                   Loans to
                                           Amount      Total Loans     Amount     Total Loans
                                         --------     ------------   --------   -------------
                                                        (Dollars in thousands)
Balance of allowance for loan losses
 applicable to:
 Commercial and industrial............      $  287         24.5%        $ 194         24.9%
 Real estate..........................          41         38.6            48         37.1
 Consumer.............................         547         36.9           354         38.0
 Unallocated..........................         134                         91
Total allowance for loan losses.......      $1,009                      $ 687
                                            ======                      =====

                                                                            December 31,
                                          --------------------------------------------------------------------------------
                                                   1995                       1994                       1993
                                           -----------------------     -----------------------   -------------------------
                                                       Percent of                 Percent of                   Percent of
                                                        Loans to                  Loans to                      Loans to
                                           Amount      Total Loans     Amount    Total Loans      Amount       Total Loans
                                           ------    -------------     ------   -------------    --------     ------------
                                                                          (Dollars in thousands)
Balance of allowance for loan losses
 applicable to:
 Commercial and industrial............      $  121         26.8%        $ 176         26.4%        $ 190          24.3%
 Real estate..........................          51         31.8            94         31.5           107          30.4
 Consumer                                      312         41.4           218         42.1           280          45.3
 Unallocated..........................          --                         34                         --
                                            ------                      -----                      -----
Total allowance for loan losses.......      $  484                      $ 522                      $ 577
                                            ======                      =====                      =====

       Effective January 1, 1995, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting for Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure." Under SFAS No. 114, as amended, a loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or based on the fair value of the collateral if the loan is collateral-dependent. The adoption of SFAS No. 114 did not result in any additional provision for loan losses.

     Securities

     In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at the date of purchase, the Bank is required to classify debt and equity securities into one of three categories: held-to-maturity, trading or available-for-sale. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of stockholders' equity until realized. Gains and losses on sales of securities are determined using the specific-identification method.

     In November 1995, the Financial Accounting Standards Board issued "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" which provided a one-time reassessment of the appropriateness of the classifications of all securities. Based on such reassessment, the Bank transferred a portion of its securities in the held-to-maturity portfolio to the available-for-sale portfolio in November 1995. The transferred securities had an amortized cost of approximately $27.1 million and net unrealized gains of approximately $930,000. The transfer resulted in an increase of approximately $614,000 to stockholders' equity net of deferred income tax of $316,000. Such reassessment does not change management's intent to hold other debt securities to maturity in the future. At this time, classification of all securities as available-for-sale allows the Bank to manage its investment portfolio more effectively and to enhance the average yield on the portfolio.

     The following table summarizes the amortized cost of securities held by the Bank as of the dates shown:

                                                                                                    DECEMBER 31,
                                                                                ---------------------------------------------------
                                                                                  1997      1996          1995      1994      1993
                                                                                -------    -------      --------  -------    ------
                                                                                               (DOLLARS IN THOUSANDS)
U.S. Government and agency
 securities...................................................................  $ 66,140  $ 66,632      $ 72,809  $ 67,880  $ 36,713

Mortgage-backed securities....................................................    50,497    52,600        48,748    45,294    51,039

Obligations of state and political subdivisions...............................    48,884    25,962        23,992    28,199    30,744

Other securities..............................................................     2,508     1,794           958       918       831
                                                                                --------  --------      --------  --------  --------

 Total securities.............................................................  $168,029  $146,988      $146,507  $142,291  $119,327
                                                                                ========  ========      ========  ========  ========


  The following table summarizes the carrying value and classification of securities as of the dates shown.

                                                                                         December 31,
                                                                                --------------------------------
                                                                                  1997      1996          1995
                                                                                --------  --------      --------
                                                                                     (Dollars in thousands)
Available-for-sale............................................                  $ 93,036  $ 79,109      $ 77,513
Held-to-maturity..............................................                    76,795    68,396        70,781
                                                                                --------  --------      --------
Total securities..............................................                  $169,831  $147,505      $148,294
                                                                                ========  ========      ========

     The following tables present the amortized cost of securities classified as available-for-sale and their approximate values at December 31, 1997, December 31, 1996, and December 31, 1995:


                                           DECEMBER 31, 1997                             DECEMBER 31, 1996
                               ------------------------------------------   ------------------------------------------
                                               GROSS      GROSS                             GROSS      GROSS
                               AMORTIZED    UNREALIZED  UNREALIZED  FAIR    AMORTIZED    UNREALIZED  UNREALIZED  FAIR
                                  COST         GAIN        LOSS     VALUE     COST           GAIN        LOSS    VALUE
                               ---------   -----------  ---------- ------   ---------    ----------  ---------- -------
                                                               (DOLLARS IN THOUSANDS)
U.S. Government and agency
   securities...............     $17,085      $  262        $ (1)  $17,346    $30,058      $  174       $ (86)  $30,146
Mortgage-backed securities..      22,757         259          --    23,016     20,778         109        (230)   20,657
Obligations of state and
  political subdivisions....      48,884       1,363         (81)   50,166     25,962         555          (5)   26,512
Other securities............       2,508          --          --     2,508      1,794          --          --     1,794
                                 -------      ------     -------   -------    -------      ------       -----   -------
  Total securities..........     $91,234      $1,884        $(82)  $93,036    $78,592      $  838       $(321)  $79,109
                                 =======      ======     =======   =======    =======      ======       =====   =======

                                                                                DECEMBER 31, 1995
                                                                  ---------------------------------------------
                                                                                 GROSS         GROSS
                                                                  AMORTIZED    UNREALIZED   UNREALIZED   FAIR
                                                                     COST         GAIN          LOSS     VALUE
                                                                  ----------   ----------   ----------  -------
                                                                                (DOLLARS IN THOUSANDS)
U.S. Government and agency
  securities.................................................      $  34,191      $  512       $ (46)  $34,657
Mortgage-backed securities...................................         16,585         434          --    17,019
Obligations of state and political subdivisions..............         23,992         887          --    24,879
Other securities.............................................            958          --          --       958
                                                                    --------       -----       -----    ------
 Total securities............................................      $  75,726      $1,833       $ (46)  $77,513
                                                                     =======       =====       =====    ======

     The following tables present the amortized cost of securities classified as held-to-maturity and their approximate fair values at December 31, 1997, December 31, 1996, and December 31, 1995:


                                                     December 31, 1997                               December 31, 1996
                                     --------------------------------------------------   ----------------------------------------
                                                          Gross        Gross                           Gross        Gross
                                     Amortized          Unrealized   Unrealized   Fair    Amortized  Unrealized   Unrealized  Fair
                                        Cost               Gain         Loss     Value       Cost        Gain        Loss    Value
                                     ---------          ----------   ----------  ------   ---------  -----------  ---------- -----
                                                                           (Dollars in thousands)
U.S. Government and agency
  securities...............            $49,055             $  982       $ (24)  $50,013    $36,574      $  446       $(251)  $36,769
Mortgage-backed securities.             27,740                195        (379)   27,556     31,822         217        (470)   31,569
                                       -------             ------       -----   -------  ---------  ----------  ----------   -------
 Total securities..........            $76,795             $1,177       $(403)  $77,569    $68,396      $  663       $(721)  $68,338
                                       =======             ======       =====   =======  =========  ==========  ==========   =======

                                                                                                       December 31, 1995
                                                                                        -------------------------------------------
                                                                                                      Gross       Gross
                                                                                        Amortized   Unrealized  Unrealized    Fair
                                                                                           Cost        Gain        Loss       Value
                                                                                        ----------  ----------  ----------  -------
                                                                                                     (Dollars in thousands)
U.S. Government and agency
 securities...........................................................................    $ 38,618      $  467       $(256)  $38,829
Mortgage-backed securities............................................................    $ 32,163         541         (85)   32,619
                                                                                           -------       -----        ----    ------
 Total securities.....................................................................    $ 70,781      $1,008       $(341)  $71,448
                                                                                           =======       =====        ====    ======

     U.S. Government and agency securities are primarily securities issued by the Federal National Mortgage Association ("FNMA"), Federal Home Loan Bank ("FHLB"), and Federal Home Loan Mortgage Corporation ("FHLMC"). Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and are principally issued by federal agencies such as the FNMA, FHLMC and the Governmental National Mortgage Association. These securities have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the agencies. The Bank has no mortgage-backed securities that have been issued by non-agency entities.

     At December 31, 1997, securities totaled $169.8 million, an increase of $22.3 million from $147.5 million at December 31, 1996. The increase occurred primarily in obligations of state and political subdivisions. During 1996, securities decreased $789,000 from $148.3 million at December 31, 1995. The yield on the securities portfolio for 1997 was 6.46% while the yield was 6.43% in 1996 and 6.21% in 1995.

     At December 31, 1997, 80.5% of the mortgage-backed securities held by the Bank had final maturities of more than 10 years. At December 31, 1997, approximately $24.6 million of the Bank's mortgage-backed securities earned interest at floating rates and repriced within one year, and, accordingly, were less susceptible to declines in value should interest rates increase.

     The following table summarizes the contractual maturity of investments on an amortized cost basis (including securities and interest-bearing deposits) and their weighted average yields at December 31, 1997 (the yields on tax exempt obligations have not been adjusted to their tax equivalent basis):


                                                               December 31, 1997
                               ------------------------------------------------------------------------------------
                                                  After One        After Five
                                                  Year but         Years but
                                  Within          Within             Within
                                 One Year        Five Years        Ten Years    After Ten Years
                                 --------        ----------     ---------------  --------------
                               Amount  Yield    Amount  Yield   Amount   Yield   Amount   Yield    Total    Yield
                               ------  -----    ------  -----   ------   ------  ------  ------    -----    -----
                                                             (Dollars in thousands)
U.S. Government and agency
    securities..............  $ 9,038   5.42%  $ 5,009   7.23%  $48,536   7.27%  $ 3,557   4.95%  $ 66,140   6.89%
Mortgage-backed securities..    3,399   6.17     6,428   6.67        --     --    40,670   6.58     50,497   6.56
Obligations of states and
   political subdivisions...    1,590   4.55     8,504   4.82     4,130   5.07    34,660   5.41     48,884   5.25
Other securities............       --     --        --     --        --     --     2,508   6.42      2,508   6.42
Interest-bearing deposits...    3,177   4.76        --     --        --     --        --     --      3,177   4.76
                              -------   ----   -------   ----   -------  -----    ------   ----   --------   ----
 Total securities...........  $17,204   5.37%  $19,941   6.02%  $52,666   7.10%  $81,395   6.01%  $171,206   6.28%
                              =======   ====   =======   ====   =======  =====   =======   ====   ========   ====

     Deposits

     The Bank offers a variety of deposit accounts having a wide range of interest rates and terms. The Bank's deposits consist of demand, savings, NOW accounts, money market, and time accounts. The Bank relies primarily on advertising, competitive pricing policies, and customer service to attract and retain these deposits. As of December 31, 1997, the Bank has no deposits classified as brokered funds. Deposits provide generally all the funding for the Bank's lending and investment activities and the interest paid for deposits must be managed carefully to control the level of interest expense.

     The Bank's ratio of average demand deposits to average total deposits for the years ended December 31, 1997, 1996, and 1995 were 20.4%, 20.0%, and 19.2%, respectively.

     Average total deposits during 1997 increased to $246.9 million from $220.4 million in 1996, an increase of $26.5 million or 12.0%. In addition, average noninterest-bearing deposits increased to $50.5 million in 1997 from $44.2 million in 1996 due to the increase in the number of deposit accounts. Average deposits in 1996 rose to $220.4 million from $196.2 million in 1995, an increase of $24.2 million or 12.3%.

     The daily average balances and weighted average rates paid on deposits for each of the years ended December 31, 1997, 1996 and 1995 are presented below:

                                                                   YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------
                                                     1997                 1996                1995
                                               ----------------     ---------------     ----------------
                                               AMOUNT      RATE     AMOUNT     RATE     AMOUNT      RATE
                                               ------      ----     ------     ----     ------      ----
                                                               (DOLLARS IN THOUSANDS)
NOW accounts......................           $ 19,348      1.76%  $ 17,862      1.77%  $ 17,528   1.96%
Regular savings...................              6,731      2.24      6,437      2.35      6,029   2.70
Money market......................             65,010      3.84     59,284      3.62     60,283   3.50
CDS less than $100,000............             61,097      5.53     54,550      5.50     45,345   5.59
CDS $100,000 and over.............             27,544      5.52     24,040      5.54     17,571   5.63
IRAs & QRPs.......................             16,706      5.62     14,020      5.49     11,834   4.58
                                             --------     -----   --------    ------    -------   ----
 Total interest-bearing deposits..            196,436     4.49%    176,193      4.38%   158,590   4.28%
                                             --------     -----   --------    ------    -------   ----
Noninterest-bearing deposits......             50,494        --     44,274        --     37,669     --
                                             --------     -----   --------    ------    -------   ----
 Total deposits...................           $246,930      3.57%  $220,467      3.50%  $196,259   3.46%
                                             ========     =====   ========    ======    =======   ====

     The following table sets forth the maturity and repricing of the Bank's certificates of deposit that are $100,000 or greater as of the dates indicated:


                                           DECEMBER 31,
                                   --------------------------
                                    1997       1996    1995
                                   -------    ------  -------
                                   (DOLLARS IN THOUSANDS)

3 months or less..............     $ 9,000   $11,368  $ 6,615
Between 3 months  and 1 year..      15,110    14,443    8,852
Over 1 year...................       7,063     3,372    5,275
                                   -------   -------  -------
 Total CDS $100,000 and over..     $31,173   $29,183  $20,742
                                   =======   =======  =======

     Borrowings

     Other short-term borrowings generally represent borrowings from FHLB with maturities ranging from one to thirty days. Information relating to these borrowings is summarized as follows:


                                                   DECEMBER 31,
                                         -------------------------------
                                          1997         1996       1995
                                         -------      ------     -------
                                              (DOLLARS IN THOUSANDS)

Other short-term borrowings:
     Average............................ $ 4,582      $3,676      $1,774
     Year-end...........................      --(1)       --(1)    3,900
Maximum month-end balance during year...  15,100       7,500       7,600
Interest rate:
     Average............................    5.46%       5.20%       5.96%
     Year-end...........................      --%(1)      --%(1)    5.75%

--------------------
(1)  There were no borrowings at year-end.

     Interest Rate Sensitivity and Liquidity

     Asset and liability management is concerned with the timing and magnitude of repricing assets compared to liabilities. It is the objective of the Bank to generate stable growth in net interest income and to attempt to control risks associated with interest rate movements. In general, management's strategy is to reduce the impact of changes in interest rates on its net interest income by maintaining a favorable match between the maturities or repricing dates of its interest-earning assets and interest-bearing liabilities. The Bank's asset and liability management strategy is formulated and monitored by the Investment-Asset/ Liability Committee, which is composed of senior officers and directors of the Bank, in accordance with policies approved by the Bank's Board of Directors. This Committee meets regularly to review, among other things, the sensitivity of the Bank's assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activity, and maturities of investments and borrowings. The Investment-Asset/Liability Committee also approves and establishes pricing and funding decisions with respect to the Bank's overall asset and liability composition. The Committee reviews the Bank's liquidity, cash flow flexibility, maturities of investments, deposits and borrowings, deposit activity, current market conditions, and interest rates on both a local and national level.

     One traditional test of interest rate sensitivity is the interest rate sensitivity gap ("GAP"), which is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A GAP is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A GAP is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative GAP would tend to adversely affect net interest income, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. While the interest rate sensitivity GAP is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category.

     The following table sets forth an interest rate sensitivity analysis for the Bank as of December 31, 1997:

                                                       Volumes Subject to Repricing Within
                                          ------------------------------------------------------------
                                                                                    After
                                          0-30 days   31-180 days   181-360 Days   One year    Total
                                          ---------   -----------   -------------  ---------  --------
                                                             (Dollars in thousands)
Interest-earning assets:
 Securities and interest-earning funds..   $  3,177     $   3,066      $  35,710   $131,055   $173,008
 Loans..................................      5,310        12,717         14,810     69,772    102,609
 Overdrafts                                     266            --             --         --        266
                                            -------      --------       --------    -------   --------
  Total interest-earning assets.........      8,753        15,783         50,520    200,827    275,883
                                            -------      --------       --------    -------   --------
Interest-bearing liabilities:
 Demand, money market and savings
  deposits..............................   $ 95,927     $      --   $       --     $          $ 95,927
 Certificates of deposit and
  other time deposits...................      9,517        34,840         38,275     27,750    110,382
                                            -------      --------       --------    -------   --------
  Total interest-bearing liabilities....    105,444        34,840         38,275     27,750    206,309
                                            -------      --------       --------    -------   --------
Period GAP                                 $(96,691)    $ (19,057)     $  12,245   $173,077   $ 69,574
Cumulative GAP                             $(96,691)    $(115,748)     $(103,503)  $ 69,574
Period GAP to total assets..............    (32.71)%       (6.45)%          4.14%     58.55%
Cumulative GAP to total assets..........    (32.71)%      (39.16)%       (35.02)%     23.53%

     The Bank seeks to maintain rate sensitive assets minus rate sensitive liabilities divided by total assets within 35% on a cumulative basis for one year. At December 31, 1997, this ratio was a negative 35.02%.

     Shortcomings are inherent in any GAP analysis since certain assets and liabilities may not move proportionally as interest rates change. Consequently, in addition to GAP analysis, the Bank uses a simulation model and shock analysis to test the interest rate sensitivity of net interest income and the balance sheet, respectively. Based on the Bank's December 31, 1997, simulation analysis, the Bank estimates that a 200 basis point rise in interest rates over the next twelve-month period would result in a 0.7% decline in net interest income. This is a result of the Bank maintaining a significant portion of its interest earning assets in fixed rate securities rather than adjustable rate securities or loans tied to a prime lending rate that adjusts as interest rates change.

     The Investment-Asset/Liability Committee regularly reviews interest rate risk exposure by forecasting the impact of alternative interest rate environments on net interest income. The Bank adjusts interest sensitivity accordingly during the year through changes in the mix of assets and liabilities. The Bank's Investment-Asset/Liability Committee has recently adopted specific investment policies directed at reducing the length of maturity of securities that it purchases and shifting a portion of the securities portfolio to adjustable rate securities.

     Liquidity involves the Bank's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements, and otherwise to operate the Bank on an ongoing basis. During 1997 the Bank's liquidity needs have primarily been met by growth in deposits, as previously discussed. Access to borrowed funds from the FHLB is available and has been utilized to take advantage of investment opportunities. The cash position, supplemented by amortizing securities and loan portfolios, have generally created an adequate liquidity position.

     FHLB advances may be utilized from time to time as either a short-term funding source or a long- term funding source. FHLB advances can be particularly attractive as a long-term funding source to balance interest rate sensitivity and reduce interest rate risk. The Bank is eligible for two borrowing programs through the FHLB. The first, called "Short Term Fixed" (STF), requires delivery of eligible securities for collateral. At December 31, 1997, the Bank had a loan value of approximately $111.5 million in securities maintained in safekeeping at the FHLB which qualify as eligible collateral. Maturities under this program range from 1-35 days.

     The second borrowing program, the "Blanket Borrowing Program" (BBP), is under an overnight borrowing agreement which does not require the delivery of specific collateral. Borrowings are limited to a maximum of 75% of the Bank's 1-4 family mortgage loans. At December 31, 1997, the Bank had approximately $6.5 million in potential borrowings available under this program. Under this program, the Bank must hold approximately $1 in FHLB stock for each $10 in borrowings. In addition, under the Blanket Borrowing Program, the Bank may deliver specific collateral which will dramatically increase total potential borrowings. Upon delivery, the FHLB will review the collateral and assign a loan-to-value ratio of approximately 90%. In addition to real estate loans, the FHLB will accept delivery of credit card and installment loans. The advances are limited to 50% of assets or total eligible collateral, whichever is less. The advances are subject to the stock purchase requirements as mentioned above. At December 31, 1997, the Bank had total potential borrowings under the various programs discussed above of $21.4 million.

 Capital Resources

     Stockholders' equity increased to $31.6 million at December 31, 1997, from $17.9 million at December 31, 1996, an increase of $13.8 million, or 77.1%. This increase was primarily the result of net income of $3.7 million and the proceeds of the sale of 1,150,000 shares of Common Stock in October 1997, in the amount of $11.1 million. During 1996, stockholders' equity increased by $1.0 million, or 5.9%, from $16.9 million at December 31, 1995.

     Capital management consists of providing equity to support both current and future operations. The Bank is subject to capital adequacy requirements imposed by the OCC. The OCC has adopted risk-based capital requirements for assessing bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. The risk-based capital guidelines issued by the OCC apply to the Bank. These guidelines relate a financial institution's capital to the risk profile of its assets. The risk-based capital standards require all financial organizations to have "Tier 1 capital" of at least 4.0% of risk-adjusted assets and "total risk-based" capital (Tier 1 and Tier 2) of at least 8.0% of risk-adjusted assets. "Tier 1 capital" includes, generally, common stockholders' equity and qualifying perpetual preferred stock, together with related surpluses and retained earnings, qualifying perpetual preferred stock, and minority interest in equity accounts of consolidated subsidiaries less deductions for goodwill and various other intangibles. "Tier 2 capital" may consist of a limited amount of intermediate-term preferred stock, a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses ("Tier 2 capital"). The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

     The OCC has also adopted guidelines which supplement the risk-based capital guidelines with a minimum leverage ratio of Tier 1 capital to average total consolidated assets ("leverage ratio") of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% to 5.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

     The following table provides a comparison of the Bank's leverage and risk-weighted capital ratios as of December 31, 1997, to the minimum regulatory standards:

                                                      WELL-CAPITALIZED
                                             MINIMUM       MINIMUM      BANK
                                             REQUIRED      REQUIRED     RATIO
                                             --------     ----------  --------
Leverage ratio                                 3.00%(1)      5.00%     11.10%
Tier 1 risk-based capital ratio                4.00%         6.00%     21.42%
Risk-based capital ratio                       8.00%        10.00%     22.13%
-----------
(1) The OCC has the authority to require the Bank to maintain a leverage ratio of up to 200 basis points above the required minimum.

     Pursuant to Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. Also pursuant to FDICIA, each federal banking agency has promulgated regulations setting the levels at which an insured institution would be considered "well-capitalized," "adequately-capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the Federal Reserve Board's regulations, the Bank is classified "well-capitalized" for purposes of prompt corrective action. See "Supervision and Regulation."

YEAR 2000

     The Year 2000 issue is the result of many existing computer programs using two digits rather than four to identify a year in a date field. These programs were designed and developed without considering the impact of the upcoming change in the century. Computer hardware, date-driven automated equipment, and computer software may recognize a date using "00" as the year 1900 rather than the year 2000. If not corrected, many computer systems could fail or create erroneous results causing disruptions of operations, including a temporary inability to process transactions or engage in normal business activities. The Year 2000 issue affects virtually all companies and organizations.

     In May 1997, the OCC issued an advisory letter to all national banks concerning the Year 2000 issue. The OCC has directed that all national banks must largely complete all software code enhancements and revisions, hardware upgrades, and other associated changes by December 31, 1998. Between January 1, 1999 and the end of the year, banks must test and implement their Year 2000 conversion projects. In addition, the OCC is conducting an examination of each bank's Year 2000 preparedness.

     The Bank has completed an internal review of all computer hardware, date-sensitive automated equipment, and software. Some of the Bank's software will require modification or replacement so that applications and computer systems will properly use dates beyond December 31, 1999. The Bank is using both internal and external resources to correct or replace and test in-house code to ensure uninterrupted customer service. The Bank believes that through modifications to existing software and conversion to new software, the Year 2000 issue will be adequately addressed. The Bank is also working with its third party data processing vendor to coordinate their Year 2000 activities with the Bank's to ensure Year 2000 readiness.

     The Bank plans to complete its Year 2000 readiness project within one year and should begin significant testing of programs during the third quarter of 1998. The Bank currently expects to incur approximately $100,000 in programming and equipment costs in connection with the Year 2000 project which is being funded through operating cash flows, will be expensed or capitalized as incurred over the next two years, and is not expected to have any material adverse effect on the Bank's results of operations.

     The Bank's Year 2000 readiness project costs include the estimated costs and time associated with the impact of the Bank's primary third party data processing vendor's Year 2000 issues and are based on presently available information. The costs associated with the Year 2000 readiness project and the date on which the Bank plans to complete the project are based on management's best estimates, which were derived using assumptions of future events including the availability of certain resources, third party vendors Year 2000 plans, and other factors. There is no assurance that the Bank's estimates will be realized and actual results could differ materially. Specific factors that might cause such a material difference include the availability and cost of trained programming personnel and the ability to locate and correct all relevant computer code. In addition, there can be no assurance that the systems and applications of other companies on which the Bank's systems and applications rely will be timely converted, that a fail to convert by another company, or that a conversion that is incompatible with the Bank's systems and applications would not have a material adverse impact on the Bank.

OTHER ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 1997, the Bank adopted SFAS No. 125, Accounting for Transfers and Servicing of Assets and Extinguishments of Liabilities. This statement requires that accounting and reporting standards for the transfer and servicing of financial assets and extinguishments of liabilities be based on consistent application of financial components approach that focuses on control. Under this approach, after a transfer of financial assets, the Bank recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control had been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that ser sales from transfers that are secured borrowings. Provisions of SFAS No. 125 that deal with securities lending, repurchase and dollar repurchase agreements, and the recognition of collateral will not be adopted until January 1, 1998, as provided by SFAS No. 127 which allows the deferral of these items. The adoption of SFAS No. 125 is not expected to have a material impact on the Bank's financial condition or results of operation.

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and disclosure of comprehensive income and its components. Comprehensive income is defined as the change in equity during a period. Comprehensive income includes net income and other comprehensive income which refers to unrealized gains and losses that under generally accepted accounting principles are excluded from net income. Under this statement for 1998, the Bank will include a comprehensive income statement that is presented as a financial statement.

     In June 1997, the FASB also issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards and requirements for public enterprises regarding information about operating segments in annual financial statements. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. Operating segments are components of an enterprise that are evaluated regularly by the chief executive officer in deciding how to allocate resources and in assessing performance.

     The adoption of these statements will impact the disclosures in the Bank's financial statements, however, management does not believe that adoption of these statements will have a material impact on the Bank's financial condition or results of operation.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND MARKET PRICE OF STOCK

     In addition to historical and factual statements, the information discussed in this Annual Report contains forward-looking statements, which can be identified by the use of forward-looking phrases such as "believes," "expects," "may," "should," "projected," "contemplates," or "anticipates" or the negative thereof or comparable words that involve risks and uncertainties. The Bank operates in an environment that involves numerous risks, uncertainties, and other influences, many of which are beyond the Bank's control, and any one of which, or a combination of which, could materially affect the Bank's results of operation and the market price of its Common Stock. The Bank's actual results may differ materially from the results discussed in the forward-looking statements.

     The following discussion highlights some of the risks the Bank faces and includes cautionary statements identifying important factors with respect to forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results discussed in such forward-looking statements.

     Interest Rate Risk. The Bank's earnings depend to a substantial extent on "rate differentials", i.e., the differences between the income the Bank earns on loans, securities, and other earning assets, and the interest expense it pays to obtain deposits and other liabilities. These rates are highly sensitive to many factors that are beyond the Bank's control, including general economic conditions and the policies of various governmental and regulatory authorities. Increases in the discount rate by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") usually lead to rising interest rates, which affect the Bank's interest income, interest expense, and securities portfolio. Also, governmental policies, such as the creation of a tax deduction for individual retirement accounts, can increase savings and affect the Bank's cost of funds. From time to time, maturities of assets and liabilities are not balanced and a rapid increase in interest rates could have an adverse effect on the net interest margin and results of operations of the Bank. To the extent that the Bank maintains a significant percentage of its assets in investment securities, a rapid increase or decrease in interest rates could have a greater adverse effect on the Bank's net interest margin and results of operation. The nature, timing, and effect of any future changes in federal monetary and fiscal policies on the Bank and its results of operations are not predictable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Interest Rate Sensitivity and Liquidity."

     Exposure to Local Economic Conditions. The Bank's success is dependent to a significant extent upon general economic conditions in the Houston metropolitan area. The banking industry in Texas and Houston is affected by general economic conditions such as inflation, recession, unemployment, and other factors beyond the Bank's control. During the mid-1980's, severely depressed oil and gas and real estate prices materially and adversely affected the Texas and Houston economies, causing recession and unemployment in the region and resulting in excess vacancies in the Houston real estate market and elsewhere in the State. Since 1987, the local economy has improved in part due to its expansion into non-energy related industries. As the Houston economy has diversified away from the energy industry, however, it has become more susceptible to adverse effects resulting from recession in the national economy. Economic recession over a prolonged period of time in the Houston area could cause significant increases in nonperforming assets, thereby causing operating losses, impairing liquidity, and eroding capital. There can be no assurance that future adverse changes in the local economy would not have a material adverse effect on the Bank's financial condition, results of operations or cash flows.

     Competition. The banking business is highly competitive and the profitability of the Bank depends principally upon the Bank's ability to compete in the Houston metropolitan area. In addition to competing with other commercial and savings banks and savings and loan associations, the Bank competes with credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders, and certain other non-financial entities, including retail stores that may maintain their own credit programs, and governmental organizations that may offer subsidized financing at lower rates than those offered by the Bank. Many of such competitors have significantly greater financial and other resources and higher lending limits than the Bank. Although the Bank has been able to compete effectively in the past, no assurance can be given that the Bank will continue to be able to compete effectively in the future. Various legislative acts in recent years have led to increased competition among financial institutions. There can be no assurance that Congress or the Texas legislature will not enact legislation that may further increase competitive pressures on the Bank. Competition from both financial and non-financial institutions is expected to continue. See "Business--The Bank -- Competition."

     Supervision and Regulation. Banks operate in a highly regulated environment and are subject to extensive supervision and examination by federal and state regulatory agencies. The Bank, as a national banking association, is subject to regulation and supervision by the OCC and, as a result of the insurance of its deposits, the FDIC. These regulations are intended primarily for the protection of depositors and customers, rather than for the benefit of investors. The Bank is subject to changes in federal and state law, as well as changes in regulation and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect the business and operations of the Bank in the future. See "Business--The Bank--Supervision and Regulation."

     Dividend History and Restrictions on Ability to Pay Dividends. While the Bank has paid dividends on the Common Stock each year since 1986 and in the future plans to pay dividends based on its earnings and capital requirements, there is no assurance that the Bank will pay dividends in the future. The payment of dividends by the Bank is subject to restrictions imposed by federal banking laws, regulations, and authorities. Without approval of the OCC, dividends in any calendar year may not exceed the Bank's net income for that year, plus its retained net income for the preceding two years, less any required transfers to capital surplus or to a fund for the retirement of any preferred stock. In addition, a dividend may not be paid in excess of a bank's undivided profits. Under these restrictions, as of December 31, 1997, approximately $3.5 million was available for payment of dividends (without prior regulatory approval) by the Bank.

     The federal banking statutes also prohibit a national bank from making any capital distribution (including a dividend payment) if, after making the distribution, the institution would be "undercapitalized," as defined by statute. In addition, the relevant federal regulatory agencies also have authority to prohibit a national bank from engaging in an unsafe or unsound practice as determined by the agency in conducting its business. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending upon the financial condition of the Bank. Regulatory authorities could also impose administratively stricter limitations on the ability of the Bank to pay dividends if such limits were deemed appropriate by such regulatory authorities to preserve the Bank's capital. See "Market for Registrant's Common Stock and Related Stockholder Matters" and "Business--The Bank--Supervision and Regulation."

     Dependence on Key Personnel. The Bank is dependent on certain key personnel, including Frank G. Cook, B. Ralph Williams, Randall W. Dobbs, Joseph
E. Ives, Mary A. Walker, Sheila J. Duffy, and John M. James, each of whom has relationships with customers of the Bank that the Bank considers important to its business. The loss of such individuals or other members of senior management could have an adverse effect on the Bank's growth and profitability. The Bank currently does not have employment contracts with any of these officers. See "Executive Officers of the Registrant."

     Certain Charter and Bylaw Provisions. The Bank's Articles of Association and Bylaws contain certain provisions that could delay, discourage or prevent an attempted acquisition or change of control of the Bank. These provisions include
(1) a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at an annual meeting of stockholders and (2) a provision that special meetings of the stockholders of the Bank may be called only by the Board of Directors or the Chairman of the Board.

     Shares Eligible for Future Sale. The Bank has 5,054,181 shares of Common Stock outstanding. The Bank, its executive officers, directors, and certain stockholders (who collectively own approximately 31.0% of the outstanding shares) have agreed with Legg Mason Wood Walker, Inc. (the "Underwriter"), the underwriter of the Bank's initial public offering in October 1997, not to offer, sell, contract to sell, or otherwise dispose of any of their shares of Common Stock until after April 1, 1998, without the permission of the Underwriter. No prediction can be made as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of a substantial number of such shares of Common Stock (including shares issued upon exercise of stock options) in the future, or the perception that such sales could occur, could adversely affect the market price of the Common Stock.

     Management's Ownership Interest and Possible Effects. The Bank's directors and executive officers beneficially own approximately 29.1% of the outstanding shares of Common Stock. Accordingly, such persons will be able to influence, to a significant extent, the outcome of matters required to be submitted to the Bank's stockholders for approval, including decisions relating to the election of directors of the Bank, the determination of day-to-day management policies of the Bank, and other significant transactions, which may include taking actions that may be inconsistent with the interests of non-affiliated stockholders.

     Regulation of Control.   Any person (individual or entity),  alone or
acting in concert, seeking to acquire 25% or more of any class of voting securities of, or otherwise to acquire "control" of, the Bank is required to seek the prior approval of the OCC under the Change in Bank Control Act and regulations issued by the OCC. After completion of the Offering, the OCC will presume, unless rebutted, that an acquisition or other disposition of voting securities of the Bank through which any person alone or acting in concert with other persons, proposes to acquire ownership of, or the power to vote, 10% or more of a class of voting securities of the Bank constitutes the acquisition of "control" of the Bank. In such event, such acquiring person or persons would be required to obtain the approval of the OCC. No person currently owns, or has the power to vote, and the Bank does not anticipate that, upon completion of the Offering, any person will own or have the power to vote 10% or more of the outstanding shares of Common Stock of the Bank. See "Supervision and Regulation."

     Possible Volatility of Stock Price. The market price of the Bank's Common Stock could be subject to significant fluctuations in response to variations in the Bank's quarterly operating results and other factors. The market price of the Common Stock may be significantly affected by such factors as the announcement of a proposed acquisition, the proposed sale of additional shares of Common Stock or other securities by the Bank, the Bank's results of operations, changes in earnings estimates by market analysts, speculation in the press or analyst community, and general market conditions or market conditions specific to particular industries. From time to time in recent years, the securities markets have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Common Stock.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

       Not applicable.


ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

     The following tables present certain unaudited financial information concerning the Bank's results of operations for each of the two years ended December 31, 1997. The information should be read in conjunction with the Consolidated Financial Statements of the Bank and notes thereto included elsewhere in this Annual Report.

                                                               Quarter Ended 1997
                                                   --------------------------------------------
                                                   December 31   September 30 June 30  March 31
                                                   -----------   ------------ -------  --------
                                                              (Dollars in Thousands)

Interest income.................................       $5,385        $5,059   $4,837    $4,660
Interest expense................................        2,318         2,395    2,250     2,112
                                                        -----         -----    -----     -----
Net interest income.............................        3,067         2,664    2,587     2,548
Provision for loan losses.......................          370           180      167       160
                                                        -----         -----    -----     -----
Net interest income after provision for
 loan losses....................................        2,697         2,484    2,420     2,388
Non-interest income.............................          701           703      563       540
Non-interest expense............................        2,092         1,916    1,868     1,768
                                                        -----         -----    -----     -----
Income before income taxes......................        1,306         1,271    1,115     1,160
Applicable income taxes.........................          192           358      308       296
                                                        -----         -----    -----     -----
Net income......................................       $1,114        $  913   $  807    $  864
                                                       ======        ======   ======    ======


                                                               Quarter Ended 1997
                                                   --------------------------------------------
                                                   December 31   September 30 June 30  March 31
                                                   -----------   ------------ -------  --------
                                                              (Dollars in Thousands)
Interest income.................................       $4,553        $4,435   $4,335    $4,049
Interest expense................................        2,058         1,994    1,940     1,910
                                                        -----         -----    -----     -----
Net interest income.............................        2,495         2,441    2,395     2,139
Provision for loan losses.......................          135           170      245       105
                                                        -----         -----    -----     -----
Net interest income after provision for
 loan losses....................................        2,360         2,271    2,150     2,034
Non-interest income.............................          656           600      528       538
Non-interest expense............................        1,853         1,706    1,711     1,679
                                                        -----         -----    -----     -----
Income before income taxes......................        1,163         1,165      967       893
Applicable income taxes.........................          257           382      197       199
                                                        -----         -----    -----     -----
Net income......................................       $  906        $  783   $  770    $  694
                                                       ======        ======   ======    ======

     The other information required by this title is contained in the financial statements and schedules set forth in Item 14(a) under the captions "Consolidated Financial Statements" and "Financial Statement Schedules" as a part of this report.


ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.


      None.

                                    PART III

ITEM 10.   DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

     The information regarding directors required by Item 10 is incorporated by reference from the Bank's definitive proxy statement for its annual meeting of stockholders to be held May 26, 1998.


ITEM 11.  EXECUTIVE COMPENSATION

     The information regarding directors required by Item 11 is incorporated by reference from the Bank's definitive proxy statement for its annual meeting of stockholders' to be held May 26, 1998. The information specified in Item 402(k) and (l) of Regulation S-K and set forth in the Bank's definitive proxy statement for its annual stockholders' meeting to be held on May 26, 1998, is not incorporated herein by reference.


ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The information regarding directors required by Item 12 is incorporated by reference from the Bank's definitive proxy statement for its annual meeting of stockholders' to be held on May 26, 1998.


ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The information regarding directors required by Item 13 is incorporated by reference from the Bank's definitive proxy statement for its annual meeting of stockholders' to be held on May 26, 1998.

                                    PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a)(1) Financial Statements:

       The following financial statements are filed as part of this report:

                                                                                Page
                                                                                ----
Report of Independent Auditors...............................................    F-2
Consolidated Balance Sheets as of December 31, 1997 and 1996.................    F-3
       Consolidated Statements of Income for the Years Ended December 31,
          1997, 1996 and 1995................................................    F-4
       Consolidated Statements of Stockholders' Equity for the Years Ended
          December 31, 1997, 1996 and 1995...................................    F-5
       Consolidated Statements of Cash Flows for the Years Ended December 31,
          997, 1996, and 1995................................................    F-6
       Notes to Consolidated Financial Statements............................    F-7

(a)(2) Financial Statement Schedules:

       All Financial Statement Schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

(a)(3)    Exhibits

       The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Office of the Comptroller of the Currency. The Bank will furnish copies of exhibits for a reasonable fee (covering the expense of furnishing copies) upon request.

Exhibit
Number                              Description
-------                             -----------
 3.1 Composite Articles of Association of the Bank [Incorporated by reference to Exhibit 3.1 to the Form S-1 Registration Statement filed August 28, 1997, File No., as amended].

 3.2      Amended and Restated Bylaws of the Bank. [Incorporated by reference to
          Exhibit 3.2 to the Form S-1 Registration Statement filed August 28, 1997, File No., as amended].

 10.1* 1992 Stock Option Plan.[Incorporated by reference to Exhibit 10.1 to the Form S-1 Registration Statement filed August 28, 1997, File No., as amended].

 10.2* 1994 Stock Option Plan.[Incorporated by reference to Exhibit 10.2 to the Form S-1 Registration Statement filed August 28, 1997, File No., as amended].

 10.3* Form of Stock Option Agreement under option plans. [Incorporated by reference to Exhibit 10.3 to the Form S-1 Registration Statement filed August 28, 1997, File No., as amended].

Exhibit
Number                             Description
-------                            -----------

 10.4*    Form of Executive Severance Agreement.

 21.1     Subsidiaries of the Bank.
 _________________
*    Indicates management contract or compensatory plan or arrangement.

(b)    Reports on Form 8-K

       None.


                                   SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on March 18, 1998.

                                    CITIZENS NATIONAL BANK OF TEXAS


                                    By: /s/ B. Ralph Williams
                                       ----------------------------------
                                       B. Ralph Williams,  President
                                        and Chief Executive Officer

  Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dated indicated.

         Name                                     Title                         Date
         ----                                     -----                         ----
  /s/ Frank G. Cook               Chairman of the Board (Chief Financial    March 18, 1998
--------------------------------- Officer)
Frank G. Cook


 /s/ B. Ralph Williams            President, Chief Executive Officer, and   March 18, 1998
--------------------------------- Director
B. Ralph Williams


 /s/ Randall W. Dobbs             Executive Vice President, Chief           March 18, 1998
--------------------------------- Operations Officer, and Director (Chief
Randall W. Dobbs                  Accounting Officer)


 /s/ Mary A. Walker               Executive Vice President and Director     March 18, 1998
---------------------------------
Mary A. Walker


 /s/ Joe E. Ives                  Executive Vice President and Director     March 18, 1998
---------------------------------
Joe E. Ives


 /s/ John B. Barnes               Director                                  March 18, 1998
---------------------------------
John B. Barnes


 /s/ William H. Bruecher, Jr.     Director                                  March 18, 1998
---------------------------------
William H. Bruecher, Jr.


 /s/ C. Joe Chapman               Director                                  March 18, 1998
---------------------------------
C. Joe Chapman


 /s/ Kenneth B. Chapman           Director                                  March 18, 1998
---------------------------------
Kenneth B. Chapman


 /s/ Robert C. Dawson             Director                                  March 18, 1998
---------------------------------
Robert C. Dawson


 /s/ James B. Earthman, III       Director                                  March 18, 1998
---------------------------------
James B. Earthman, III


 /s/ Lura M. Griffin               Director                                  March 18, 1998
---------------------------------
Lura M. Griffin


 /s/ Alton L. Hollis              Director                                  March 18, 1998
---------------------------------
Alton L. Hollis


 /s/ Larry L. January             Director                                  March 18, 1998
---------------------------------
Larry L. January


 /s/ I.W. Marks                   Director                                  March 18, 1998
---------------------------------
I.W. Marks


 /s/ David E. Preng               Director                                  March 18, 1998
---------------------------------
David E. Preng


 /s/ James K. Chancellor           Director                                  March 18, 1998
---------------------------------
James K. Chancellor

                        CITIZENS NATIONAL BANK OF TEXAS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AND SCHEDULES

                                                                                       Page
                                                                                       ----
Consolidated Financial Statements:

Report of Independent Accountants.....................................................  F-2

    Consolidated Balance Sheets as of December 31, 1997 and 1996......................  F-3

    Consolidated Statements of Income for the Years Ended December 31, 1997, 1996
       and 1995.......................................................................  F-4

    Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
       1997, 1996 and 1995............................................................  F-5

    Consolidated Statements of Cash Flows for the Years Ended December 31, 1997,
       1996 and 1995..................................................................  F-6

    Notes to Consolidated Financial Statements........................................  F-7


Financial Statement Schedules:

    All schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

[LETTERHEAD                                                    Summit Plaza West
APPEARS HERE]                                        12 Greenway Plaza/8th Floor
                                                       Houston, Texas 77046-1291
                                                                  (713) 960-1706
                                                                  (800) 949-1706
                                                             FAX: (713) 960-9549
                                                        e-mail: mfsl@mfslcpa.com
                                                                 www.mfslcpa.com





                         INDEPENDENT AUDITIOR'S REPORT


To the Board of Directors of
 Citizens National Bank of Texas and Subsidiary
Bellaire, Texas


We have audited the accompanying consolidated balance sheets of Citizens National Bank of Texas and wholly-owned subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens National Bank of Texas and wholly-owned subsidiary as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

BAs described in Note A to the consolidated financial statements, Citizens National Bank of Texas and wholly-owned subsidiary adopted certain new accounting standards during 1997 as required by the Financial Accounting Standards Board.


/s/ Mann Frankfort Stein & Lipp, P.C.

Houston, Texas
February 13, 1998

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
               (Dollars in thousands, except per share amounts)



                                                                      December 31,
                                                                   ------------------
ASSETS                                                               1997      1996
                                                                   --------  --------

     Cash and due from banks                                       $ 12,099  $ 10,154
     Due from banks - interest bearing overnight funds                3,177     2,235
     Investment securities available-for-sale                        93,036    79,109
     Investment securities held-to-maturity (approximate market
     value of $77,569 and $68,338, respectively)                     76,795    68,396
     Loans, net                                                     101,866    90,597
     Bank premises and equipment, net                                 5,384     5,185
     Other assets                                                     3,249     2,474
                                                                   --------  --------
TOTAL ASSETS                                                       $295,606  $258,150
                                                                   ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
     Deposits
     Demand                                                        $ 54,598  $ 49,813
     NOW                                                             20,209    19,644
     Savings                                                          6,932     6,461
     Money market                                                    68,786    61,942
     Time, $100,000 and over                                         31,173    29,183
     Other time                                                      79,209    71,016
                                                                   --------  --------
     TOTAL DEPOSITS                                                 260,907   238,059

     Accrued interest and other liabilities                           2,483     1,837
     Federal income taxes payable                                        35       258
     Deferred income taxes                                              534       125
                                                                   --------  --------
     TOTAL LIABILITIES                                              263,959   240,279

COMMITMENTS AND CONTINGENT LIABILITIES                                    -         -

STOCKHOLDERS' EQUITY
     Common stock, $2.03 and $1.622 par value in 1997 and
     1996, respectively; 30,000,000 shares authorized,
     5,044,181 and 3,886,491 shares issued and outstanding
     in 1997 and 1996, respectively                                  10,242     6,303
     Surplus                                                         16,656     6,303
     Retained earnings                                                3,637     5,025
     Net unrealized gains on available-for-sale securities, net of
     deferred income taxes of $573 and $124, respectively             1,112       240
                                                                   --------  --------
     TOTAL STOCKHOLDERS' EQUITY                                      31,647    17,871
                                                                   --------  --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $295,606  $258,150
                                                                   ========  ========


         See accompanying notes to consolidated financial statements.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
               (Dollars in thousands, except per share amounts)



                                                           Year Ended December 31,
                                                         -------------------------
                                                           1997     1996     1995
                                                         -------  -------  -------
INTEREST INCOME
     Interest and fees on loans                          $ 9,572  $ 8,084  $ 6,093
     Interest on investment securities:
     Available-for-sale:
     Taxable                                               3,406    3,435      882

     Non-taxable                                           1,957    1,263    1,438
                                                          ------   ------   ------
                                                           5,363    4,698    2,320
     Held-to-maturity, taxable                             5,006    4,590    6,292
                                                          ------   ------   ------
     Total interest on investment securities              10,369    9,288    8,612
                                                          ------   ------   ------
     TOTAL INTEREST INCOME                                19,941   17,372   14,705

INTEREST EXPENSE
     Interest on deposits                                  8,821    7,711    6,789
     Interest on Federal Home Loan Borrowings                254      191      106
                                                          ------   ------   ------
     Total interest expense                                9,075    7,902    6,895
                                                          ------   ------   ------
     Net interest income                                  10,866    9,470    7,810

PROVISION FOR LOAN LOSSES                                    877      655      200
                                                          ------   ------   ------
     Net interest income after provision for
      loan losses                                          9,989    8,815    7,610

OTHER INCOME
     Service fees                                          1,950    1,816    1,520
     Net realized gains on sale of available-for-sale
     securities                                              263      233      237
     Other operating income                                  294      273      296
                                                          ------   ------   ------
     TOTAL OTHER INCOME                                    2,507    2,322    2,053

OTHER EXPENSES
     Salaries and employee benefits                        3,899    3,459    2,922
     General and administrative                            1,115    1,070      905
     Data processing                                         795      703      603
     FDIC assessments                                         29        2      212
     Occupancy expenses, net                                 523      540      502
     Equipment maintenance                                   516      454      383
     Postage and printing fees                               414      436      336
     Professional fees                                       353      285      245
                                                          ------   ------   ------
     TOTAL OTHER EXPENSES                                  7,644    6,949    6,108
                                                          ------   ------   ------
INCOME BEFORE FEDERAL INCOME
     TAXES                                                 4,852    4,188    3,555

Applicable federal income taxes                            1,154    1,035      683
                                                          ------   ------   ------
NET INCOME                                                $3,698   $3,153   $2,872
                                                          ======   ======   ======
Earnings per share:
     Basic                                                $ 0.89   $ 0.81   $ 0.74
                                                          ======   ======   ======
     Fully diluted                                        $ 0.88   $ 0.80   $ 0.73
                                                          ======   ======   ======

         See accompanying notes to consolidated financial statements.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               (Dollars in thousands, except per share amounts)

                                                                                              NET UNREALIZED
                                                                                              GAINS (LOSSES)
                                                    COMMON STOCK                              ON AVAILABLE-
                                                 ------------------                RETAINED     FOR-SALE
                                                 SHARES   PAR VALUE  SURPLUS       EARNINGS    SECURITIES     TOTAL
                                                 ------   ---------  -------       --------    ----------     -----
Balance, January 1, 1995                        3,886,491   $4,817    $5,219        $ 4,171     $ (393)      $13,814

Cash dividends ($.08 per share)                         -        -         -           (321)         -          (321)

Cash dividends ($.22 per share)                         -        -         -           (867)         -          (867)

Net changes in unrealized gains, net
     of deferred income taxes of $416                   -        -         -              -        808           808

Unrealized gains on investment
     securities held-to-maturity,
     transferred to investment securities
     available-for-sale, net of deferred
     income taxes of $316                               -        -         -              -        615           615

Net income                                              -        -         -          2,872          -         2,872
                                                ---------  -------   -------        -------     ------       -------
Balance, December 31, 1995                      3,886,491    4,817     5,219          5,855      1,030        16,921

Par value change                                        -    1,486     1,084         (2,570)         -             -

Cash dividends ($.09 per share)                         -        -         -           (353)         -          (353)

Cash dividends ($.27 per share)                         -        -         -         (1,060)         -        (1,060)

Unrealized losses on investment
     securities available-for-sale, net
     of deferred income tax benefit
     of $406                                            -        -         -              -       (790)         (790)
Net income                                              -        -         -          3,153          -         3,153
                                                ---------  -------   -------        -------     ------       -------
Balance, December 31, 1996                      3,886,491    6,303     6,303          5,025        240        17,871

Par value change                                        -    1,590     1,594         (3,184)         -             -

Proceeds from exercise of stock
     options                                        7,690       14         9              -          -            23

Cash dividends ($.10 per share)                         -        -         -           (389)         -          (389)

Cash dividends ($.30 per share)                         -        -         -         (1,513)         -        (1,513)

Net proceeds from issuance of
     stock through initial public
     offering                                   1,150,000    2,335     8,750              -          -        11,085

Unrealized gains on investment
     securities available-for-sale, net
     of deferred income taxes of $449                   -        -         -              -        872           872

Net income                                              -        -         -          3,698          -         3,698
                                                ---------  -------   -------        -------     ------       -------
Balance, December 31, 1997                      5,044,181  $10,242   $16,656        $ 3,637     $1,112       $31,647
                                                =========  =======   =======        =======     ======       =======

         See accompanying notes to consolidated financial statements.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (Dollars in thousands, except per share amounts)

                                                                                     Year Ended December 31,
                                                                                  -----------------------------
                                                                                    1997       1996      1995
                                                                                  -------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                                  $  3,698   $  3,153   $  2,872

     Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation                                                                     412        406        367
     Premium amortization net of discount accretion                                   (43)        46        115
     Provision for loan losses                                                        877        655        200
     Net realized gains on available-for-sale securities                             (263)      (233)      (237)
     Loss on disposal of bank premises and equipment
     and other assets                                                                  43         90         62
     Provision (benefit) for deferred taxes                                           (39)       (18)        10
     Changes in assets and liabilities:
     Accrued interest receivable                                                     (861)       118       (293)
     Other assets                                                                      33         49       (105)
     Accrued expenses                                                                  62       (155)       209
     Accrued interest payable                                                         131        130        238
     Federal income taxes payable                                                    (223)       258        (76)
                                                                                  -------    -------    -------
                                                                                      129      1,346        490
                                                                                  -------    -------    -------
     NET CASH PROVIDED BY OPERATING
     ACTIVITIES                                                                     3,827      4,499      3,362

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of available-for-sale securities                                   (36,387)   (33,908)   (48,904)
     Proceeds from sales of available-for-sale securities                          21,359     29,311     15,443
     Proceeds from maturities of available-for-sale securities                      2,678      1,972      7,316
     Purchases of held-to-maturity securities                                     (34,840)   (18,080)         -
     Proceeds from maturities of held-to-maturity securities                       26,490     20,495     14,156
     Loans originated, net of principal collected                                 (12,258)   (24,169)    (9,393)
     Proceeds from sales of other real estate and repossessed
     assets                                                                           122        169        239
     Cash paid for bank premises and equipment                                       (611)      (170)    (1,980)
     Proceeds from sales of bank premises and equipment                                 -         83          -
                                                                                  -------    -------    -------
     NET CASH USED IN INVESTING ACTIVITIES                                        (33,447)   (24,297)   (23,123)

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase (decrease) in demand deposits, NOW,
     savings, and money market accounts                                            12,665     14,810       (954)
     Proceeds from sales of time deposits, net of payments
     for maturing time deposits                                                    10,183     14,502     24,122
     Net change in other borrowings                                                     -     (3,900)    (1,850)
     Net proceeds from issuance of common stock                                    11,108          -          -
     Dividends paid                                                                (1,449)    (1,221)    (1,124)
                                                                                  -------    -------    -------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                                    32,507     24,191     20,194
                                                                                  -------    -------    -------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                           2,887      4,393        433

CASH AND CASH EQUIVALENTS AT JANUARY 1                                             12,389      7,996      7,563
                                                                                  -------    -------    -------
CASH AND CASH EQUIVALENTS AT DECEMBER 31                                          $15,276    $12,389    $ 7,996
                                                                                  =======    =======    =======

         See accompanying notes to consolidated financial statements.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Citizens National Bank of Texas and its wholly-owned subsidiary, CNB Mortgage Company (collectively referred to as the "Bank"). CNB Mortgage Company was incorporated March 3, 1994. Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Accounting: The accounting and reporting policies of the Bank conform to generally accepted accounting principles and prevailing practices within the banking industry.

Nature of Operations: Citizens National Bank of Texas and its wholly-owned subsidiary provide a variety of banking services to local individuals and businesses through its five locations in Houston and Sugar Land, Texas. Its primary deposit products are demand deposits, certificates of deposit, and IRA's, and its primary lending products are commercial business, real estate mortgage, and installment loans.

Use of Estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities: Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at cost. The initial premiums and discounts incurred to acquire the investment are recognized in interest income using methods approximating the interest method.

Securities to be held for indefinite periods of time, including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, are classified as available-for-sale and are carried at fair value. Fair values of securities are estimated based on available market quotations.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Realized gains and losses on the sale of available-for-sale securities and held-to-maturity securities, if any, are determined using the specific-identification method. The Bank reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. Securities are classified among categories at the time the securities are purchased. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary will result in the write-down of the individual securities to their fair value. The related write-downs, if any, would be included in earnings as realized losses. The Bank believes that none of the unrealized losses should be considered other than temporary. The initial premiums and discounts incurred to acquire the investment are recognized in interest income using the interest method over the period of maturity. The Bank does not maintain a trading portfolio.

Investments in Federal Home Loan Bank (the "FHLB") stock and Federal Reserve Bank stock are considered restricted investments and classified as other securities in the available-for-sale category. These investments are carried at their acquisition cost which approximates fair value. Institutions that are members of the Federal Reserve system and the FHLB system are required to maintain certain levels of investment in these stocks.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

On November 30, 1995, the Bank elected to transfer certain securities from the held-to-maturity category to the available-for-sale category through reassessment of the appropriateness of their classification in accordance with transition rules issued by the Financial Accounting Standards Board. See Note B for further discussion.

Bank Premises and Equipment: Bank premises and equipment are carried at original cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of 5 to 40 years for the Bank building and improvements and 4-7 years for the other equipment. Costs incurred for repairs and maintenance are expensed in the period incurred.

Loans and Allowance for Loan Losses: Installment loans are made on a discount basis. The unearned discount applicable to such loans is taken into income monthly, using the sum-of-the-period-balance method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is maintained at a level considered adequate to provide for potential loan losses. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. The level of the allowance is based on management's evaluation of potential losses in the loan portfolio, as well as prevailing and anticipated economic conditions. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuation determined from such estimates and appraisals may also change. Accordingly, the Bank may ultimately incur losses which vary from management's current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or are reasonably estimable. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

Effective January 1, 1995, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting for Creditors for Impairment of a Loan, as amended by SFAS No. 118. Under SFAS No. 114, as amended, a loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Bank expects to collect all amounts due, including interest past due. The Bank generally considers a period of delay in payment to include delinquency up to 90 days. Accordingly, for purposes of applying SFAS No. 114, impaired loans have been defined as all nonaccrual loans. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or based on the fair value of the collateral if the loan is collateral-dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and a corresponding charge to operations.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes: The liability method is used in accounting for income taxes, whereby tax rates are applied to cumulative temporary differences based on when and how they are expected to affect future tax returns. Deferred tax assets and liabilities are adjusted for tax rate changes in the year changes are enacted. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Bank's tax returns. The Bank files its federal income tax return on a consolidated basis.

Other Real Estate Owned: Real estate acquired by foreclosure is carried in other assets at the lower of recorded investment in the property or its fair value. Prior to foreclosure, the value of the underlying loan is written down to the fair market value of the real estate to be acquired by a charge to the allowance for loan losses, if necessary. Any subsequent writedowns are charged against operating expenses. Operating expenses of such properties, net of related income and gains and losses on their disposition are included in other expenses.

Long-Lived Assets: The Bank assesses other-than-temporary impairments of its long-lived assets on a quarterly basis whenever changes or events indicate that the carrying amount of an asset is not recoverable. Impairment is measured based upon the present value of expected cash flows of the asset and its eventual disposition. During the years ended December 31, 1997, 1996 and 1995, no impairments of long-lived assets were considered necessary by management.

Employee Stock Options: The Bank has a stock option plan. This plan reserves shares for the granting of options to key employees of the Bank to purchase common stock at a price which may be less than the fair market value on the date of grant.

Earnings Per Share: Effective December 15, 1997, the Bank adopted FASB No. 128, Earnings per Share, which changes the manner in which earnings per share (EPS) amounts are calculated and presented. Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period presented. Fully dilutive earnings per common share is calculated by dividing net income by the weighted average number of common shares and common share equivalents. Stock options are regarded as common stock equivalents and are computed using the treasury stock method.
Stock options will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the stock options.

Reclassifications: For comparable purposes, certain amounts at December 31, 1996 and 1995 have been reclassified to conform with classifications at December 31, 1997.

Other Accounting Pronouncements: Effective October 1, 1997, the Bank adopted SFAS No. 123, Accounting for Stock-based Compensation, which requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. As permitted by this statement, the Bank continues to follow the rules to measure compensation as outlined in Accounting Principles Bulletin No. 25, but the Bank is now required to disclose pro forma amounts of net income and earnings per share that would have been reported under the fair value recognition provisions of SFAS No.
123. The adoption of SFAS No. 123 had no material impact on the results of operations or financial condition of the Bank.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective January 1, 1997, the Bank adopted SFAS No. 125, Accounting for Transfers and Servicing of Assets and Extinguishments of Liabilities. This statement requires that accounting and reporting standards for the transfer of and servicing of financial assets and extinguishments of liabilities be based on consistent application of financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, the Bank recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Provisions of SFAS No. 125 that deal with securities lending, repurchase and dollar repurchase agreements and the recognition of collateral will not be adopted until January 1, 1998 as provided by SFAS No. 127 which allows the deferral of these items. The adoption of SFAS No. 125 is not expected to have a material impact on the Bank's financial condition or results of operations.

Effective December 15, 1997, the Bank adopted SFAS No. 129, Disclosure of Information about Capital Structure, which establishes standards for disclosing information about the Bank's capital structure. This statement does not change any previous disclosures but consolidates them in this statement for ease of retrieval and for greater visibility.

Furthermore, the Financial Accounting Standards Board (the "FASB") has issued statements of financial accounting standards which will modify the current method of accounting utilized by the Bank subsequent to the year ending December 31, 1997.

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and disclosure of comprehensive income and its components. Comprehensive income is defined as the change in equity during a period. Comprehensive income includes net income and other comprehensive income which refers to unrealized gains and losses that under generally accepted accounting principles are excluded from net income. Under this statement for 1998, the Bank will include a comprehensive income statement that is presented as a financial statement.

     In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards and requirements for public enterprises regarding information about operating segments in annual financial statements. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. Operating segments are components of an enterprise that are evaluated regularly by the chief executive officer in deciding how to allocate resources and in assessing performance.

The adoption of these statements will impact the disclosures in the Bank's financial statements, however, management does not believe that adoption of these statements will have a material impact on the Bank's financial condition or results of operations.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statements of Cash Flows: For purposes of the Consolidated Statements of Cash Flows, cash equivalents include all cash and amounts due from depository institutions, and interest-bearing deposits in other banks, all of which have maturities of three months or less.

Cash and cash equivalents include the following:

                                                            December 31,
                                                           -------------
                                                           1997     1996
                                                           ----     ----

     Cash and due from banks                              $12,099  $10,154
     Due from banks - interest bearing overnight funds      3,177    2,235
                                                          -------  -------
     Cash and cash equivalents                            $15,276  $12,389
                                                          =======  =======

The following is supplemental information with respect to the Consolidated Statements of Cash Flows:

                                                Year Ended December 31,
                                                -----------------------
                                                1997     1996      1995
                                                ----     ----      ----
     Cash paid for:
       Interest                                $8,944  $ 7,772   $  6,657
       Income taxes                            $1,416  $   795   $    758

     Non-cash activity:
       Loans transferred to other real
         estate or repossessed assets          $  112  $   308   $    276
       Par value adjustment to common
         stock                                 $3,184  $ 2,570   $      -
       Transfer of held-to-maturity
         securities to available-for-sale
         securities                            $    -  $     -   $ 27,121
       Change in unrealized gain (loss)
         on available-for-sale securities      $9,231  $(3,110)  $(36,105)

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE B - INVESTMENT SECURITIES

The amortized cost and estimated market values of investments in debt and other securities at December 31, 1997 are as follows:


                                          Available-for-Sale Securities
                                  ---------------------------------------------
                                                Gross       Gross     Estimated
                                  Amortized   Unrealized  Unrealized    Market
                                     Cost       Gains       Losses       Value
                                  ---------   ----------  ----------  ---------
U.S. Government and
  agency securities               $17,085      $  262        $  1       $17,346

Mortgage-backed securities         22,757         259           -        23,016

Obligations of state and
  political subdivisions           48,884       1,363          81        50,166

Other securities                    2,508           -           -         2,508
                                  -------      ------        ----       -------
Totals                            $91,234      $1,884        $ 82       $93,036
                                  =======      ======        ====       =======

                                            Held-to-Maturity Securities
                                  ---------------------------------------------
                                                Gross       Gross     Estimated
                                  Amortized   Unrealized  Unrealized    Market
                                     Cost       Gains       Losses       Value
                                  ---------   ----------  ----------  ---------
U.S. Government and
  agency securities               $49,055      $  982        $ 24       $50,013

Mortgage-backed securities         27,740         195         379        27,556
                                  -------      ------        ----       -------
Totals                            $76,795      $1,177        $403       $77,569
                                  =======      ======        ====       =======

The amortized cost and estimated market values of investments in debt and other securities at December 31, 1996 are as follows:

                                          Available-for-Sale Securities
                                  ---------------------------------------------
                                                Gross       Gross     Estimated
                                  Amortized   Unrealized  Unrealized    Market
                                     Cost       Gains       Losses       Value
                                  ---------   ----------  ----------  ---------
U.S. Government and
  agency securities               $30,058      $  174        $ 86       $30,146

Mortgage-backed securities         20,778         109         230        20,657

Obligations of state and
  political subdivisions           25,962         555           5        26,512

Other securities                    1,794           -           -         1,794
                                  -------      ------        ----       -------
Totals                            $78,592      $  838        $321       $79,109
                                  =======      ======        ====       =======

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE B - INVESTMENT SECURITIES (Continued)

                                            Held-to-Maturity Securities
                                  ---------------------------------------------
                                                Gross       Gross     Estimated
                                  Amortized   Unrealized  Unrealized    Market
                                     Cost       Gains       Losses       Value
                                  ---------   ----------  ----------  ---------
U.S. Government and
  agency securities               $36,574      $  446        $251       $36,769

Mortgage-backed securities         31,822         217         470        31,569
                                  -------      ------        ----       -------
Totals                            $68,396      $  663        $721       $68,338
                                  =======      ======        ====       =======

The amortized cost and estimated market value of securities held-to-maturity and securities available-for-sale at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                    Available-for-Sale       Held-to-Maturity
                                        Securities              Securities
                                  ----------------------  ----------------------
                                                Gross       Gross      Estimated
                                  Amortized   Unrealized  Unrealized    Market
                                     Cost       Gains       Losses       Value
                                  ---------   ----------  ----------   ---------

     Due in one year or less      $ 1,590      $ 1,592     $ 9,038      $ 9,016

     Due after one year
      through five years            8,504        8,680       5,009        5,119

     Due after five years
      through ten years            21,215       21,617      31,451       32,266

     Due after ten years           34,660       35,623       3,557        3,612

     Mortgage-backed securities    22,757       23,016      27,740       27,556

     Other securities               2,508        2,508           -            -
                                  -------      -------     -------      -------
     Totals                       $91,234      $93,036     $76,795      $77,569
                                  =======      =======     =======      =======

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE B - INVESTMENT SECURITIES (Continued)

Gross realized gains and losses on sales of available-for-sale securities were:


                                                       Year Ended December 31,
                                                       -----------------------
                                                      1997       1996     1995
                                                      ----       ----     ----
Gross realized gains:
  U.S. Government and agency securities              $  72      $   -    $ 154
  Obligations of state and political subdivisions      204        268      131
  Mortgage-backed securities                             -        105        -
                                                     -----      -----    -----
                                                     $ 276      $ 373    $ 285
                                                     =====      =====    =====
Gross realized losses:
  U.S. Government and agency securities              $   -      $  93    $  48
  Obligations of state and political subdivisions        -         38        -
  Mortgage-backed securities                            13          9        -
                                                     -----      -----    -----
                                                     $  13      $ 140    $  48
                                                     =====      =====    =====

In November 1995, the Financial Accounting Standards Board issued "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" which provided a one-time reassessment of the appropriateness of the classifications of all securities. Based on such reassessment, the Bank transferred securities in the held-to-maturity portfolio to the available-for-sale portfolio in November 1995. The transferred securities had an amortized cost of $27,121 and market value of $28,051. The transfer resulted in an increase of $614, net of deferred income taxes of $316, to consolidated stockholders' equity. Such reassessment does not change management's intent to hold other debt securities to maturity in the future.

At December 31, 1997 and 1996, investment securities with a carrying value of $3,436 and $3,480 and a market value of $3,503 and $3,563, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.


NOTE C - LOANS

Major classifications of loans are as follows:

                                      December 31,
                                      ------------
                                     1997      1996
                                     ----      ----
     Commercial and industrial    $ 25,230   $22,717
     Real estate - construction     10,673     6,285
     Real estate - other            29,032    27,583
     Consumer                       41,711    38,209
                                  --------   -------
                                   106,646    94,794
     Unearned discount              (3,771)   (3,510)
                                  --------   -------
                                   102,875    91,284
     Allowance for loan losses      (1,009)     (687)
                                  --------   -------
                                  $101,866   $90,597
                                  ========   =======

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE C - LOANS (Continued)

Changes in the allowance for loan losses account are as follows:

                                                     Year Ended December 31,
                                                     -----------------------
                                                      1997     1996    1995
                                                      ----     ----    ----

          Balance at beginning of year               $  687   $ 484   $ 522

             Provision charged to operations            877     655     200
             Recoveries                                  81      26      33
             Loans charged off                         (636)   (478)   (271)
                                                     ------   -----   -----
          Balance at end of year                     $1,009   $ 687   $ 484
                                                     ======   =====   =====

For income tax purposes, $495 at December 31, 1997 and 1996, has been accumulated in the allowance for loan losses. This amount is based on the Internal Revenue Code formula.

At December 31, 1997 and 1996, the Bank had loans totaling $279 and $301, respectively, on which the accrual of interest had been discontinued. The Bank does not consider these amounts to be material. If interest on these loans had been accrued, such income would have amounted to $30 and $21 for the years ended December 31, 1997 and 1996, respectively.


NOTE D - BANK PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment are summarized as follows:

                                           December 31,
                                           ------------
                                           1997    1996
                                           ----    ----
     Land                                 $1,542  $1,542
     Building and improvements             3,072   2,984
     Equipment                             2,922   2,543
     Automobiles                              19      17
                                          ------  ------
                                           7,555   7,086
     Less:  accumulated depreciation       2,171   1,901
                                          ------  ------
     Total bank premises and equipment    $5,384  $5,185
                                          ======  ======

Depreciation expense totaled $412, $406 and $367 for the years ended December 31, 1997, 1996 and 1995, respectively, and are included in occupancy expense and equipment maintenance in the Consolidated Statements of Income.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE E - DEPOSITS


Scheduled maturities of time deposits are summarized as follows:
                                                   December 31,
                                                   ------------
                                                  1997      1996
                                                  ----      ----
     Maturity:
     Zero to one year                          $ 82,624  $ 82,347
     One year to two years                       20,721    11,951
     Two years to three years                     1,134     2,406
     Three years to four years                    3,419        94
     Four years to five years                     2,484     3,401
     Thereafter                                       -         -
                                               --------  --------
                                               $110,382  $100,199
                                               ========  ========
NOTE F - APPLICABLE FEDERAL INCOME TAXES

Total income tax provision (benefit) in the Consolidated Statements of Income are as follows:

                                   Year Ended December 31,
                                 ---------------------------
                                 1997      1996         1995
                                 ----      ----         ----
     Current                   $ 1,193   $ 1,053     $    673
     Deferred                      (39)      (18)          10
                               -------   -------     --------
                               $ 1,154   $ 1,035     $    683
                               =======   =======     ========

Applicable income tax expense of $63, $58 and $46 for the years ending December 31, 1997, 1996 and 1995, respectively, on security gains is included in the provision for income taxes.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:


                                        December 31, 1997    December 31, 1996
                                       -------------------  --------------------
                                        Temporary    Tax     Temporary     Tax
                                       Differences  Effect  Differences   Effect
                                       -----------  ------  -----------   ------

     Premises and equipment               $    21   $    7     $  86      $  29
     Allowance for loan losses                514      175       191         65
                                          -------   ------     -----      -----
       Deferred income tax assets         $   535      182     $ 277         94
                                          =======              =====
     Unrealized gain on securities
       available-for-sale                 $(1,685)    (573)    $(365)      (124)
     Accretion of discount on treasury
       and tax exempt securities             (422)    (143)     (279)       (95)
                                          -------   ------     -----      -----
       Deferred income tax liabilities    $(2,107)    (716)    $(644)      (219)
                                          =======   ======     =====      =====
     Net deferred income tax liabilities            $ (534)               $(125)
                                                    ======                =====

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE F - APPLICABLE FEDERAL INCOME TAXES (Continued)

Applicable federal income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:

                                              Year Ended December 31,
                                              -----------------------
                                               1997     1996     1995
                                               ----     ----     ----
     Income taxes at statutory rate (34%)     $1,650   $1,424   $1,209
     Nontaxable investment income               (655)    (398)    (492)
     Other                                       159        9      (34)
                                              ------   ------   ------
     Applicable federal income taxes          $1,154   $1,035   $  683
                                              ======   ======   ======


NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank is committed under a long-term contractual agreement for its data processing services. The agreement, expiring in 2001, contains certain escalation charges allowing the service bureau to increase its fees if the Bank sustains a certain level of growth. Lease payments are based upon the level of activity with the service bureau without provisions for minimum payments.

The Bank is committed under a lease for the land for their premises which expires February 28, 2001. The Bank has the option to renew the lease at certain points in time and also has the option to purchase the land for fair market value at the end of the lease term.

The Bank also leases three facilities for its branch locations under noncancellable operating leases, which have expiration dates through June 2002.

Minimum future rental payments under these noncancellable operating leases and agreements which have initial or remaining terms in excess of one year as of December 31, 1997, for each of the next five years and in the aggregate are:

Year Ending December 31,
-----------------------
       1998                                               $  133
       1999                                                  135
       2000                                                  119
       2001                                                   40
       2002                                                   15
    Thereafter                                                 -
                                                          ------
     Total future minimum payments                        $  442
                                                          ======

Total rent expense amounted to $135, $121 and $117 for the years ended December 31, 1997, 1996 and 1995, respectively.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The Bank is a party to a miscellaneous legal proceeding, which arose in the ordinary course of business. While the outcome cannot be predicted with certainty, management believes that the ultimate resolution will not have a material adverse impact on the Bank's financial condition or results of operation.


NOTE H - RELATED PARTY TRANSACTIONS

At December 31, 1997 and 1996, certain officers, directors and certain officers' and directors' companies in which they have ten percent or more beneficial ownership in those companies, were indebted to the Bank in the aggregate amount of loans and unfunded commitments of $775 and $1,192, respectively.

Following is an analysis of activity with respect to such amounts:

                                        Year Ended December 31,
                                        -----------------------
                                           1997         1996
                                           ----         ----
     Balance at beginning of period       $1,192       $1,262
     New loans                               465          374
     Repayments                             (882)        (444)
                                          ------       ------
     Balance at end of period             $  775       $1,192
                                          ======       ======

Additionally, at December 31, 1997 and 1996, these certain officers, directors and certain officers' and directors' companies had deposits in the Bank in the aggregate totaling $5,034 and $6,049, respectively.


NOTE I - OTHER BORROWED FUNDS

Other short-term borrowings generally represent borrowings from the Federal Home Loan Bank (the "FHLB"). FHLB advances may be utilized from time to time as either a short-term funding source or a longer-term funding source with maturities ranging from one to thirty-five days and are secured by either a blanket pledge on investments and/or a percentage of mortgage loans depending on the type of borrowings requested. Information relating to these borrowings is summarized as follows:

                                                       December 31,
                                                  ----------------------
                                                  1997     1996     1995
                                                  ----     ----     ----
     Other short-term borrowings:
       Average                                  $ 4,582   $3,676   $1,774
       Period-end                                     -        -    3,900
       Maximum month-end balance during period   15,100    7,500    7,600

     Interest rate:
       Average                                     5.53%    5.20%    5.96%
       Period-end                                     -        -     5.75%


Interest expense on short-term borrowings totaled $702, $191 and $106 for the years ended December 31, 1997, 1996 and 1995, respectively.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE J - INCENTIVE STOCK OPTION PLAN

The Bank has an incentive stock option plan under which shares of common stock are reserved for the purpose of granting stock options to certain key employees at the discretion of the Board of Directors. These stock options can be exercised at a price ranging from $2.75 to $9.00 per share and expire at various periods through the year 2007.

The Bank has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25") and related interpretations in accounting for its stock-based compensation arrangements as opposed to the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, no compensation expense is recognized because the exercise price of the Bank's employee stock options equals the market price of the underlying stock on the date of grant.

The following is a summary of changes in total options outstanding (all option amounts have been restated for the stock split and stock dividends, as discussed in Note M):

     Options outstanding at January 1, 1995       84,040    $2.75   to   $5.79
       Granted                                    12,100    $6.20
                                                 -------
     Options outstanding at December 31, 1995     96,140    $2.75   to   $6.20
       Granted                                         -
                                                 -------
     Options outstanding at December 31, 1996     96,140    $2.75   to   $6.20
       Granted                                    95,000    $9.00
     Exercised                                    (7,690)   $2.75   to   $3.03
       Canceled                                   (2,500)   $9.00
                                                 -------
     Options outstanding at December 31, 1997    180,950    $2.75   to   $9.00
                                                 =======

Of the 180,950 outstanding options at December 31, 1997, 45,334 options were exercisable with the remaining 135,616 options vesting over a period of up to 10 years.

While the Bank will continue to use APB No. 25, proforma information regarding net income and earnings per shares is required by SFAS No. 123, which also requires that the information be determined as if the Bank has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method prescribed by SFAS No. 123.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Bank's employee stock options have characteristics different from those of traded options, and because changes in input assumptions can materially affect the fair value estimate, the existing model may not necessarily provide the only measure of fair value for the employee stock options. The fair value for these options was estimated at the date of grant using the following weighted-average assumptions: risk-free interest rates of 5.66%; 4.71% dividend yield; a volatility factor of the expected market price of the Bank's common stock of 11.46%; and a weighted-average expected life of the options of 10 years.

Compensation cost actually charged to operations for those individuals was $1,252, $573 and $493 for the years ended December 31, 1997, 1996 and 1995, respectively. The impact of applying and recognizing compensation costs pursuant to Statement of Financial Accounting Standards Statement No. 123 is immaterial to the Bank's financial position and results of operations and did not change the earning per share amounts currently disclosed.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE K - COMPENSATION AGREEMENTS

The Company has severance agreements with six key employees. The agreement promises severance benefits to the specified employees if, following a change or potential change in control, the employees are terminated without cause or resign for good reason during the term of the agreement. Severance benefits include 1) a lump sum payment equal to 2.99 times the employee's annual base salary in effect when employment ends or, if higher, annual base salary in effect immediately prior to change or potential change in control, and 2) entitlement to any COBRA rights for group insurance benefit continuation for employees and employees' dependents at employees' own expense.


NOTE L - BENEFIT PLAN

The Bank has a 401(k) benefit plan that covers all employees who meet certain age and service requirements. Employees may provide contributions to the plan through salary deferrals. Additionally, the Bank may provide voluntary contributions at their discretion. The Bank made contributions to the plan of $180, $128 and $95 for the years ended December 31, 1997, 1996 and 1995, respectively.


NOTE M - DIVIDEND AND STOCK TRANSACTIONS

Certain banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. All dividends were within the specified limits.

During July 1997, the Board of Directors authorized an increase in the authorized shares available for issuance from 5,000,000 shares to 30,000,000 shares.

During the year ended December 31, 1997, a dividend of $.10 per share was declared to stockholders of record on May 15, 1997 and paid May 30, 1997, totaling $389. A dividend of $.30 per share was declared to stockholders of record on December 31, 1997 and paid January 15, 1998, totaling $1,513. On March 25, 1997, the Board of Directors authorized a 10% stock dividend representing 353,797 shares of common stock was declared to stockholders of record on April 30, 1997 and also authorized an increase in the par value of common stock from $1.622 (after effect of stock dividend) to $2.03 per share which effectively increased common stock by $1,590 and surplus by $1,594, with a corresponding charge to retained earnings of $3,184.

During the year ended December 31, 1996, a dividend of $.09 per share was declared to stockholders of record on June 3, 1996 and paid June 15, 1996, totaling $353. A dividend of $.27 per share was declared to shareholders of record on December 31, 1996 and paid January 15, 1997, totaling $1,060. In April 1996, the Board of Directors authorized an increase in the par value of common stock from $1.50 to $1.622 (after effect of stock dividend) per share which effectively increased common stock by $1,486 and surplus by $1,084, with a corresponding charge to retained earnings of $2,570. Additionally, during the year ended December 31, 1996, a 10% stock dividend representing 321,098 shares of common stock was declared to stockholders of record on April 30, 1996.

During the year ended December 31, 1995, a dividend of $.08 per share was declared to stockholders of record on April 30, 1995 and paid May 15, 1995, totaling $321. A dividend of $.22 per share was declared to stockholders of record on December 31, 1995 and paid January 16, 1996, totaling $867.

All references in the accompanying financial statements to the number of common shares and per share amounts have been restated to reflect the stock split and stock dividends.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE N - INITIAL PUBLIC OFFERING

The Bank filed a registration statement with the Office of the Comptroller of the Currency in October 1997 to register the sale of 1,150,000 shares of its common stock. The net proceeds to the Bank from the sale of the shares offered by the Bank (after deducting underwriting commissions and other expenses of $990) were $11,085. The proceeds from the offering are to be used for expansion of existing facilities and establishments of new locations and for other working capital purposes.


NOTE O - EARNINGS PER COMMON SHARE

Earnings per common share were computed as follows:

                                                     Year Ended December 31,
                                                  ----------------------------
                                                  1997        1996        1995
                                                  ----        ----        ----
Net income                                    $    3,698  $    3,153  $    2,872
                                              ----------  ----------  ----------
Divided by weighted average common shares
  and common share equivalents:
    Weighted average common shares             4,161,432   3,886,491   3,886,491
    Weighted average common share equivalents     62,612      54,693      51,813
                                              ----------  ----------  ----------
Total average common share and common
  share equivalents                            4,224,044   3,941,184   3,938,304
                                              ==========  ==========  ==========
Basic earnings per common share               $      .89  $      .81  $      .74
                                              ==========  ==========  ==========
Fully dilutive earnings per common share      $      .88  $      .80  $      .73
                                              ==========  ==========  ==========

NOTE P - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that the Bank meets all capital adequacy requirements to which it is subject.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE P - REGULATORY MATTERS (Continued)

As of December 31, 1996 (the most recent review), the Office of the Comptroller of the Currency categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action as of its most recent notification. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. As of December 31, 1997, there are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                  To Be Well
                                                                                               Capitalized Under
                                                                            For Capital        Prompt Corrective
                                                  Actual                 Adequacy Purposes     Action Provisions
                                               -------------             -----------------     -----------------
                                               Amount  Ratio             Amount      Ratio     Amount      Ratio
                                               ------  -----             ------      -----     ------      -----
As of December 31, 1997:
  Total Capital
    (to Risk Weighted Assets)                $31,543  22.13%            $11,404      *8.0%    $14,255      *10.0%
  Tier I Capital
    (to Risk Weighted Assets)                 30,535  21.42%              5,702      *4.0%      8,553       *6.0%
  Tier I Capital
    (to Average Assets)                       30,535  11.10%             11,004      *4.0%     13,755       *5.0%

As of December 31, 1996:
  Total Capital
    (to Risk Weighted Assets)                 18,318  14.41%             10,169      *8.0%     12,711      *10.0%
  Tier I Capital
    (to Risk Weighted Assets)                 17,631  13.87%              5,084      *4.0%      7,627       *6.0%
  Tier I Capital
    (to Average Assets)                       17,631   7.27%              9,698      *4.0%     12,123       *5.0%

--------------------
* Greater than or Equal to.

NOTE Q - CONCENTRATION OF CREDIT RISK

The Bank's operations are affected by various risk factors, including interest-rate risk, credit risk and risk from geographic concentration of lending activities. Management attempts to manage interest rate risk through various asset/liability management techniques designed to match maturities of assets and liabilities. Loan policies and administration are designed to provide assurance that loans will only be granted to credit-worthy borrowers, although credit losses are expected to occur because of subjective factors and factors beyond the control of the Bank. In addition, the Bank is a community bank and, as such, is mandated by the Community Reinvestment Act and other regulations to conduct most of its lending activities within the geographic area where it is located. As a result, the Bank and its borrowers may be especially vulnerable to the consequences of changes in the local economy.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE R - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

Commitments to Extend Credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds marketable securities and certificates of deposit as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments varies from 0 percent to 100 percent.


NOTE S - FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair Values of Financial Instruments: Disclosure about fair value of financial instruments provided below is the information required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments. These amounts represent estimates of fair values at a point in time. Significant estimates regarding economic conditions, loss experience, risk characteristics associated with particular financial instruments and other factors were used for the purposes of this disclosure. These estimates are subjective in nature and involve matters of judgment. Therefore, they cannot be determined with precision. Changes in the assumptions could have a material impact on the amounts estimated.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE S - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

While the estimated fair value amounts are designed to represent estimates of the amounts at which these instruments could be exchanged in a current transaction between willing parties, many of the Bank's financial instruments lack an available trading market as characterized by willing parties engaging in an exchange transaction. In addition, it is the Bank's intent to hold most of its financial instruments to maturity and, therefore, it is not probable that the fair values shown will be realized in a current transaction.

The estimated fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments. In addition, the value of long-term relationships with depositors (core deposit intangibles) and other customers is not reflected. The value of these items is significant.

Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Bank's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating its fair values of financial instruments as disclosed herein:

     Cash and Due From Banks: The carrying amounts reported in the Consolidated Balance Sheets for cash and due from banks approximate those assets' fair values.

     Held-to-Maturity and Available-for-Sale Securities: Fair values for investment securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

     Loans Receivable: For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair value for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

     Deposit Liabilities: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

                CITIZENS NATIONAL BANK OF TEXAS AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995
               (Dollars in thousands, except per share amounts)



NOTE S - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

     Accrued Interest: The carrying amounts of accrued interest approximate their fair values.

     Off-Balance-Sheet Instruments: Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.

The estimated fair values of the Bank's financial instruments are as follows:

                                                    December 31,
                                     -------------------------------------------
                                              1997                   1996
                                     ---------------------  --------------------
                                     Carrying               Carrying
                                      Amount    Fair Value   Amount   Fair Value
                                     --------   ----------  --------  ----------
Financial assets:
  Cash and due from banks           $  15,276   $  15,276  $  12,389  $  12,389
  Investment securities
   available-for-sale                  93,036      93,036     79,109     79,109
  Investment securities
   held-to-maturity                    76,795      77,569     68,396     68,338
  Loans, net of allowance for
   loan losses                        101,866     103,546     90,597     91,058
  Accrued interest receivable           3,108       3,108      2,247      2,247

Financial liabilities:
  Deposits                           (260,907)   (262,442)  (238,058)  (233,692)
  Accrued interest and other
   liabilities                         (2,483)     (2,483)    (1,837)    (1,837)

Off-balance sheet assets (liabilities):
  Commitments to extend credit              -      12,331          -      8,876
  Credit card arrangements                  -       6,692          -      7,626
  Standby letters of credit                 -        (303)         -       (348)


A sumary of the contract or notional amounts (used and unused) of the Bank's financial instruments with off-balance-sheet risk follows:

                                            Contract or Notional Amount
                                            ---------------------------
                                                    December 31,
                                            ---------------------------
                                               1997             1996
                                            ----------       ----------

     Commitments to extend credit           $   30,626       $   20,513
     Credit card arrangements                    9,161           10,271
     Standby letters of credit                     303              348